EXHIBIT 99.28
                                                                   -------------



                           VIKING ENERGY ROYALTY TRUST



                     REVISED RENEWAL ANNUAL INFORMATION FORM



                      FOR THE YEAR ENDED DECEMBER 31, 2002

                               SEPTEMBER 16, 2003

                                TABLE OF CONTENTS

                                                                            PAGE


DEFINITIONS AND ABBREVIATIONS..................................................1
THE TRUST AND ITS SUBSIDIARIES.................................................1
         General  .............................................................1
         Structure of the Trust................................................2
         Trustee  .............................................................2
BUSINESS OF THE TRUST..........................................................3
         The Trust.............................................................3
         Viking Holdings Trust and Viking Holdings Inc.........................4
         Viking KeyWest Inc....................................................5
GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST...............................6
PRINCIPAL PROPERTIES AND OPERATIONAL INFORMATION..............................10
         Viking Principal Producing Properties at December 31, 2002...........10
         KeyWest Properties and Prospects.....................................12
         2003 Capital Expenditures Plan.......................................13
         Undeveloped Land Holdings............................................13
         Oil and Natural Gas Wells............................................14
         Wells Capable of Production..........................................14
         Production...........................................................15
         Capital Expenditures.................................................16
         Reserves and Future Net Cash Flows...................................16
         Combined Viking and KeyWest Reserves and Future Net Cash Flows.......18
         Reconciliation of Reserves...........................................21
         Netback From Operations..............................................22
         Marketing Arrangements...............................................23
SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................23
MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................24
TRUST UNITS...................................................................24
MARKET FOR SECURITIES.........................................................25
DISTRIBUTION RECORD...........................................................25
INCOME TAX INFORMATION........................................................25
DIRECTORS AND OFFICERS........................................................26
Competitive Conditions and Risk Factors.......................................27
GOVERNMENT REGULATION.........................................................30
ADDITIONAL INFORMATION........................................................32

SCHEDULE A - KEYWEST ENERGY CORPORATION FINANCIAL STATEMENTS.................A-1


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                          DEFINITIONS AND ABBREVIATIONS

In this Revised Renewal Annual Information Form, the capitalized terms set forth below have the following meanings:

"ACQUISITION NOTES" means the unsecured subordinated notes issued by VKI in connection with the acquisition of all of the shares of KeyWest pursuant to a plan of arrangement.

"CROWN ROYALTIES" means royalties or other payments payable to any government in Canada in respect of the acquisition, development or ownership of or production from the Properties, including, without limitation, the Saskatchewan surcharge payable by resource corporations.

"DEFERRED ROYALTY PURCHASE OBLIGATION" means the ongoing obligation of the Trust to pay to VHI, in its capacity as Trustee of VHT, an amount equal to 99% of designated capital expenditures, as provided for in the VHT Royalty Agreement, and to pay to VHI an amount up to 99% of designated capital expenditures, as provided for in the VHI Royalty Agreement.

"DISTRIBUTION RECORD DATE" means the date Net Income is paid to Unitholders, being the 15th day following any Record Date.

"GLJ REPORT" means the report by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), dated February 24, 2003 evaluating the crude oil, natural gas and natural gas liquids attributable to the Properties.

"GLJ KEYWEST REPORT" means the report by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), dated April 1, 2003 evaluating the crude oil, natural gas and natural gas liquids attributable to the Properties and the KeyWest Properties.

"INTERNALIZATION TRANSACTION" means the purchase of the shares of VML indirectly by the Trust, all transactions and costs related thereto.

"KEYWEST" means KeyWest Energy Corporation.

"KEYWEST PARTNERSHIP" means the KeyWest Energy Partnership, a general partnership.

"KEYWEST PROPERTIES" means the working or other interests of KeyWest, in petroleum and natural gas properties that constitute Canadian resource properties as defined in the Tax Act, together with tangibles and miscellaneous interests relating thereto.

"NET INCOME" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date and ending on such Distribution Record Date, on the following basis:

         (a) interest income calculated on an accrual basis and accrued from day to day;

         (b) dividends or distributions on securities held by the Trust when received including dividends deemed to have been received on such securities pursuant to the Tax Act;

         (c) amounts in respect of Royalty Production Income on an accrual basis;

         (d) amounts receivable in the year as Royalty Disposition Proceeds, to the extent such Royalty Disposition Proceeds create a negative balance in the "cumulative Canadian oil and gas property expense" account, as defined under the Tax Act of the Trust in any such year; less

         (e) all expenses and liabilities of the Trust which are due or accrued and which are chargeable to income.

"ROYALTY DISPOSITION PROCEEDS" means any net proceeds realized by the Trust in respect of the termination or disposition of any royalty acquired by the Trust in respect of Properties.


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

"ROYALTY PRODUCTION INCOME" means income received by the Trust from any royalty acquired by the Trust in respect of Properties but for greater certainty does not include Royalty Disposition Proceeds.

"PROPERTIES" means "Canadian resource properties" as defined in the Tax Act and, where the context requires, includes the VHT Properties and the VHI Properties.

"SEDPEX PARTNERSHIP " means the Sedpex partnership, a general partnership, which holds the Sedpex Properties.

"TAX ACT" means the INCOME TAX ACT (Canada).

"TRUST" OR "VIKING" means Viking Energy Royalty Trust.

"TRUST UNITS" means the units of the Trust, each unit representing an equal fractional undivided beneficial interest therein.

"TRUSTEE" means Computershare Trust Company of Canada, or its successor as trustee of the Trust.

"UNITHOLDERS" means the holders from time to time of one or more Trust Units.

"VAL" means Viking Acquisitions Ltd.

"VEAL" means Viking Energy Acquisitions Ltd.

"VEL" means Viking Energy Ltd.

"VERT TRUST INDENTURE" means the amended and restated trust indenture of the Trust dated as of July 1, 2003 between the Trustee, in its capacity as trustee of the Trust and VHI.

"VHI" means Viking Holdings Inc., as trustee for and on behalf of VHT.

"VHI PROPERTIES" means the working, or other interests formerly held by VEAL (now VHI) in any petroleum and natural gas properties that constitute Canadian resource properties as defined in the Tax Act, together with tangibles and miscellaneous interests relating thereto.

"VHI ROYALTY" means the royalty payable by VHI (formerly the VEAL royalty) in respect of the net production revenues attributable to the VHI Properties, as more fully described in the VHI Royalty Agreement.

"VHI ROYALTY AGREEMENT" means the amended and restated royalty agreement dated as of July 1, 2003 between VHI and Computershare Trust Company of Canada, in its capacity as trustee of the Trust.

"VHT" means Viking Holdings Trust.

"VHT PROPERTIES" means the working or other interests of VHT, in petroleum and natural gas properties that constitute Canadian resource properties as defined in the Tax Act, together with tangibles and miscellaneous interests relating thereto.

"VHT ROYALTY" means the royalty payable by VHT in respect of the net production revenues attributable to the VHT Properties, as more fully described in the VHT Royalty Agreement.

"VHT ROYALTY AGREEMENT" means the amended and restated royalty agreement dated as of July 1, 2003 between VHI, in its capacity as trustee of VHT, and Computershare Trust Company of Canada, in its capacity as trustee of the Trust.

"VHT TRUST INDENTURE" means the amended and restated trust indenture of VHT dated as of July 1, 2003 among VHI, in its capacity as trustee of VHT, and the Trustee, in its capacity as trustee of the Trust.

"VKI" means Viking KeyWest Inc.


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

"VLI" means Viking Landover Inc.

"VML" means Viking Management Ltd.



In this Revised Renewal Annual Information Form, the abbreviations set forth below have the following meanings:

BBL      barrel,   each  barrel   representing  34.972    MBBL     one thousand barrels
         Imperial gallons or 42 U.S. gallons
                                                          MBOE     one thousand barrels of oil equivalent

BBL/D    barrels per day                                  MCF      one thousand cubic feet

BCF      one billion cubic feet                           MCF/D    one thousand cubic feet per day

BOE      barrels  of oil  equivalent  where one barrel    MMCF     one million cubic feet
         of oil equals 6 to 1 mcf of  natural  gas and
         is  not  based  on  either  price  or  energy    MMCF/D   one million cubic feet per day
         content at the present time

BOE/D    barrels of oil equivalent per day


The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

         TO CONVERT FROM            TO                       MULTIPLY BY
         ---------------            ---------------          ---------------
         Cubic feet                 cubic metres             0.028
         Cubic metres               cubic feet               35.301
         Bbls                       cubic metres             0.159
         Cubic metres               bbls                     6.290
         Feet                       metres                   0.305
         Metres                     feet                     3.281
         Miles                      kilometres               1.609
         Kilometres                 miles                    0.621
         Acres                      hectares                 0.4047
         Hectares                   acres                    2.4710

References to "dollars" and "$" set forth in this renewal annual information form are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter gender and vice versa.


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                         THE TRUST AND ITS SUBSIDIARIES

GENERAL

         THE TRUST

Viking Energy Royalty Trust (the "Trust" or "Viking") is an open-end investment trust created under the laws of the Province of Alberta. The Trust is governed by the Amended and Restated Trust Indenture dated as of July 1, 2003 (the "VERT Trust Indenture"). The beneficiaries of the Trust are the holders of the outstanding Trust Units (the "Unitholders"). The Trust's principal and head office is located at 400, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4.

         VIKING HOLDINGS TRUST AND VIKING HOLDINGS INC.

The Trust wholly-owns Viking Holdings Trust ("VHT") and Viking Holdings Inc. ("VHI"). VHT was created under the laws of the Province of Alberta as a commercial trust pursuant to the VHT Trust Indenture dated October 24, 1997, as amended and restated July 1, 2003 (the "VHT Trust Indenture"). VHI was incorporated on August 13, 1997 under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"). VHI acts as trustee for and on behalf of VHT. VHI, in its capacity as trustee of VHT, directly and indirectly owns the entire interest in the Sedpex Partnership.

VHI was amalgamated with VEAL under the ABCA effective July 1, 2003 and continued under the name "Viking Holdings Inc." See "General Development of the Business of the Trust - Governance Restructuring of the Trust and Certain Subsidiaries". References in this Revised Renewal Annual Information form to VEAL shall refer to VHI following the amalgamation date of July 1, 2003.

         VIKING ENERGY LTD.

Viking Energy Ltd. ("VEL") was incorporated on May 14, 2001 under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of BXL Energy Ltd. ("BXL"). Effective June 30, 2001 VEL and BXL amalgamated pursuant to the provisions of the ABCA and continued as Viking Energy Ltd. VHI, in its capacity as trustee of VHT, wholly owns VEL.

         VIKING LANDOVER INC.

Viking Landover Inc. ("VLI") was incorporated on May 14, 2002 under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of Landover Energy Inc. ("LEI"). Effective June 30, 2002 VLI and LEI amalgamated pursuant to the provisions of the ABCA and continued as Viking Landover Inc. VHI, in its capacity as trustee of VHT, wholly owns VLI.

         VIKING KEYWEST INC.

Viking KeyWest Inc. ("VKI") was incorporated on January 14, 2003 under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") for the purpose of acquiring all of the issued and outstanding common shares of KeyWest Energy Corporation ("KeyWest"). Effective February 26, 2003 VKI and KeyWest amalgamated pursuant to the provisions of the CBCA and continued as Viking KeyWest Inc. VHI, in its capacity as trustee of VHT, wholly owns VKI. VKI directly and indirectly owns the entire interest in the KeyWest Partnership.

         VIKING MANAGEMENT LTD.

Viking Management Ltd. ("VML") was incorporated on September 3, 1996 under the ABCA. All of the shares of VML were acquired by VHI, in its capacity as trustee of VHT, as of January 2, 2003 pursuant to the closing of the Internalization Transaction.

The above does not include all of the subsidiaries of the Trust. The assets and revenues of unnamed subsidiaries in the aggregate did not exceed 20% of the total consolidated assets or total consolidated revenues of the Trust as at and for the year ended December 31, 2002.


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STRUCTURE OF THE TRUST

The following diagram sets forth the organizational structure of the Trust as of September 16, 2003:



                                [GRAPHIC OMITTED]
                             [ORGANIZATIONAL CHART]


TRUSTEE

Pursuant to the terms of the VERT Trust Indenture, the initial term of the trustee's appointment was until the third annual meeting of the Unitholders following May 15, 2001. Thereafter, a decision to reappoint, or to appoint a successor to, the Trustee will be made at the first annual meeting of Unitholders following July 1, 2003 and thereafter at each annual meeting of Unitholders following the meeting at which any reappointment or appointment is made, to be determined by a majority of the votes cast at such meeting of the Unitholders. The trustee may resign upon 60 days notice in writing to VHI. The trustee of the Trust may also be removed by notice by VHI (on behalf of VHT), subject to approval by special resolution of the Unitholders, if the trustee is no longer qualified to act as trustee under the VERT Trust Indenture, or the trustee is declared bankrupt or insolvent or enters into liquidation, or if the assets of the trustee become liable to seizure or confiscation, or the trustee becomes incapable of performing or fails to perform its responsibilities under the Trust Indenture, or there is a material increase in the trustee's fees. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

On May 15, 2001, Unitholders approved a special resolution authorizing the appointment of Computershare Trust Company of Canada as trustee of the Trust. Pursuant to an administration agreement, the Trustee has appointed VHI as administrator of the Trust with authority to manage the operations and affairs of the Trust. See Business of the Trust - Viking Holdings Trust and Viking Holdings Inc.


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                              BUSINESS OF THE TRUST

THE TRUST

         GENERAL

The Trust is an open-end investment trust created under the laws of the Province of Alberta. The Trust's purpose is to acquire, hold or invest in securities, royalties or other interests in entities which derive their value from petroleum and natural gas and energy related assets. The oil and gas properties and assets generating royalties and other income for the benefit of the Trust are located in the provinces of Alberta and Saskatchewan. Such properties and assets are comprised of proven producing oil and gas reserves and proven plus probable oil and gas reserves not yet on production.

In accordance with section 3.10 of the Trust Indenture, at no time may more than one-half of the outstanding Trust Units be held by non-residents of Canada ("non-residents") within the meaning of the Tax Act nor shall the Trust at any time be maintained primarily for the benefit of non-residents. VHI may require declarations of beneficial ownership from Unitholders indicating the jurisdiction in which such beneficial owners are resident. If at any time VHI becomes aware that the beneficial owners of 40% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, VHI shall thereafter request declarations as to beneficial ownership from Unitholders at least annually in conjunction with the annual meeting of Unitholders. If at any time VHI becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, VHI will direct its transfer agent to: (i) make a public announcement thereof; and (ii) not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, VHI determines that a majority of the Trust Units are held by non-residents, VHI shall direct its transfer agent to send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as VHI may consider equitable and practicable, requiring them to provide evidence satisfactory to VHI that they are not non-residents or to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not within such period sold the specified number of Trust Units or provided VHI with satisfactory evidence that they are not non-residents, VHI may direct the transfer agent to, on behalf of such Unitholders, sell such Trust Units and, in the interim, VHI shall direct the Trustee to suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates evidencing such Trust Units. Pursuant to the Trust Indenture, persons who are not residents of Canada (within the meaning of the Tax Act) shall not be entitled to vote in respect of any special resolution of Unitholders to amend the foregoing section of the Trust Indenture.

         STREAMS OF INCOME

The Trust makes monthly cash distributions to its Unitholders from the Net Income of the Trust. The Trust's primary sources of cash flow are payments received from the VHI Royalty and the VHT Royalty, interest and principal payments on a debt instrument issued to the Trust by VHT, interest income on the Acquisition Notes from VKI and distributions received from VHT. VHT receives cash flow from payments received from a royalty granted by VEL, interest and principal payments on debt instruments issued to VHT by VEL and VLI and partnership income received from the Sedpex Partnership.

         DISTRIBUTIONS TO UNITHOLDERS

The Trust makes monthly distributions to Unitholders which are determined as a portion of its Net Income as at the applicable Distribution Record Date. Such payments are made on the 15th day of the month following the end of each calendar month. If the 15th day occurs on a holiday or weekend, the distribution is paid on the first business day following the 15th day of the month. The Trustee on behalf of the Trust may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions and any amounts necessary to satisfy the tax liabilities of the Trust or the Trustee in its capacity as trustee of the Trust.

A direct deposit plan has been established for the Trust to provide Unitholders who have Canadian bank accounts with a method of receiving cash distributions as a direct deposit into their bank account.


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

In addition, the Trust has established a plan which offers Unitholders the option of exchanging their Canadian dollar cash distributions for U.S. currency. Under the terms of the plan, the Trustee will exchange the Canadian dollar amount of the distributions for U.S. currency at the exchange rate obtained by contacting the Bank of Canada on or about noon Calgary time on the record date for the distribution. The Trustee will then make payment of the distribution in the U.S. currency to those Unitholders electing to participate in the plan.

VIKING HOLDINGS TRUST AND VIKING HOLDINGS INC.

         ADMINISTRATION AGREEMENT

Pursuant to an administration agreement (the "Administration Agreement") dated as of July 1, 2003 between VHI and the Trustee, as trustee of the Trust, the Trustee has appointed VHI as the administrator of the Trust with the exclusive authority to manage the operations and affairs of the Trust and to make all decisions regarding the business and affairs of the Trust, including, without limitation, developing and implementing all aspects of the communications, marketing and distribution strategies of the Trust. Services provided by VHI under the Administration Agreement are provided to the Trust on a cost recovery basis as determined by VHI in its sole discretion.

         MANAGEMENT AGREEMENT

Pursuant to a management agreement (the "Management Agreement") dated as of July 1, 2003 among VHI, VHT and various operating subsidiaries of Viking (collectively, the "Businesses"), VHI has been appointed as the manager of the Businesses with the authority to manage the assets, operations and administrative affairs of the Businesses and has agreed to provide all such services, staff and expertise necessary to properly and efficiently manage the Businesses. Services provided by VHI under the Management Agreement are provided to the Businesses on a cost recovery basis, which costs are determined and allocated among the Businesses based on the cost or value of the services provided to each company as determined by VHI in its sole discretion.

         RESTRICTIONS ON THE BUSINESS OF VHI AND VHT

In accordance with the VHT Trust Indenture, VHT may only engage in the business of (i) acquiring, holding, operating and divesting any form of petroleum and natural gas related assets and any other assets which derive their value from petroleum and natural gas and energy related assets; (ii) investing in or holding securities of any direct and indirect subsidiaries of the Trust from time to time; (iii) acquiring or holding royalties in respect of oil and gas properties and making any deferred royalty purchase payments which may be required with respect to such other royalties; (iv) acquiring, holding or investing in interests or securities of any direct or indirect subsidiary of the Trust or any other entity which holds assets which derive their value from petroleum and natural gas and energy related assets; (v) disposing of any part of the monies, properties and assets held by VHT for the purposes of VHT, including any securities of any direct or indirect subsidiary of the Trust and any royalties in respect of oil and gas properties; (vi) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other permitted investments, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and (vii) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

         RESTRICTIONS ON BORROWING AND SECURITY

VHI has a syndicated revolving credit facility in the maximum amount of $210,000,000, and a $15,000,000 operating credit facility. The syndication is comprised of four Canadian Chartered banks. The operating credit facility is not under syndication. Interest payable in respect of the credit facility is at the bank's prime rate plus 0.25% in respect of Canadian dollar direct advances, the bank's United States base rate or an adjusted interbank deposit rate or the bank's usual stamping fee or discount rate, depending on the form of borrowing.

Pursuant to a priorities agreement, the bank was provided with security over all of the VHI Properties in priority to the VHT and VHI Royalties. If VHI becomes unable to pay debt service charges or otherwise commit an event of default such as bankruptcy, the bank may foreclose on or sell the VHI Properties and the net proceeds of such sale will be allocated firstly to the repayment of VHI's indebtedness to the bank and the remainder, if any, to the other creditors of VHI, including the Trust in respect of the VHT and VHI Royalties.


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

In addition to the borrowing described above, VHT is permitted, pursuant to the VHT Trust Indenture, to grant security to secure any borrowing, provided that after giving effect to such borrowing VHT's aggregate indebtedness for borrowed money does not exceed 35% of the value of its assets at the time of borrowing.

         RESTRICTIONS ON CAPITAL EXPENDITURES

Under the terms of the VHT Trust Indenture, annual capital expenditures shall not exceed 10% of the annual net cash flow to which VHT is entitled from its assets unless such excess is funded with borrowings or additional issuances of Trust Units, or a combination thereof.

         RESTRICTIONS ON ACQUISITIONS AND DISPOSITIONS

VHT is not permitted to acquire additional assets unless the Board of Directors of VHI, acting reasonably and in accordance with prudent oil and gas industry practices, determines that such acquisition will increase distributable income per Trust Unit or otherwise determines that such acquisition is in the best interests of each of VHT and the Trust. VHT is not permitted to dispose of assets other than to a wholly-owned subsidiary or pursuant to (i) certain security transactions involving the pledging or mortgaging of assets, (ii) the surrendering of a lease, an abandonment of a well or an agreement to pool, unitize or farmout lands or assets, (iii) the sale of certain lands or assets that VHI, acting reasonably, determines are not required to exploit the properties to which they relate or (iv) a sale of assets in which VHI has determined, in its reasonable opinion, is in the best interests of Unitholders, has been approved by the VHI board of and, where the value attributable to the assets to be disposed of is greater than 20% of the value of all assets, the approval of the Unitholders by way of a special resolution is obtained.

         PAYMENTS TO THE TRUST BY VHT AND VHI

The Trust is paid an amount from VHI, in its capacity as trustee of VHT, in respect of the VHT Royalty. This amount is equal to 99% of the aggregate of revenues received from the sale of petroleum, natural gas and natural gas liquids produced from the VHT Properties, less associated operating expenses, capital expenditures not funded through debt, contributions to the reclamation fund, debt servicing costs, general and administrative expenses, taxes and certain other adjustments.

The Trust is also paid an amount from VHI in respect of the VHI Royalty. This amount is equal to 99% of revenues received from the sale of petroleum, natural gas and natural gas liquids produced from the VHI Properties, less associated operating expenses, capital expenditures not funded through debt, contributions to the reclamation fund, debt servicing costs, general and administrative expenses, taxes and certain other adjustments.

In addition, after determination of the VHT Royalty and VHI Royalty, any residual income can be distributed to the Trust.

         COMPENSATION PAID

For the year ended December 31, 2002, compensation was paid to VML for the services it provided to the Trust, VHT, VEAL and VHI. The Internalization Transaction resulted in the elimination of all acquisition fees as of October 2002 and the effective elimination of all external management fees upon closing of the transaction on January 2, 2003.

In accordance with the terms of the Administration Agreement and Management Agreement, VHI is paid on a cost recovery basis for services provided to the Trust and various subsidiaries of the Trust. See Business Of The
Trust-Administration Agreement and Management Agreement.

VIKING KEYWEST INC.

VKI was incorporated on January 14, 2003 under the CBCA for the purpose of acquiring all of the issued and outstanding shares of KeyWest pursuant to a plan of arrangement (the "Arrangement") involving the Trust, VHI, in its capacity as trustee of VHT, VKI, KeyWest and Luke Energy Ltd.

In connection with the Arrangement, an Acquisition Note was issued by VKI under a note indenture dated as of February 26, 2003 between VKI and the Trustee, as note trustee (the "Note Trustee"). The Acquisition Note is unsecured, matures on June 30, 2033 and bears interest at the rate of 14% per annum payable monthly. The Trust currently holds the only issued and outstanding Acquisition Note in the aggregate principal amount of $175,931,276.


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

The Acquisition Note is subordinate and junior to indebtedness and liability represented by Senior Debt outstanding or incurred. "Senior Debt" means all indebtedness and liabilities of VKI, including the principal of, and premium, if any, and interest on indebtedness of VKI, which, by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the note indenture and the Acquisition Note.

                GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST

2003 GOVERNANCE RESTRUCTURING OF THE TRUST AND CERTAIN SUBSIDIARIES

At the beginning of 2003, following the completion of the acquisition of KeyWest and the Internalization Transaction, the Trust began to review its existing organizational structure with the objective of creating a more streamlined and efficient structure for the Trust and its subsidiaries. In order to achieve this objective, the Boards of Directors of VEAL and VHI determined, following the Internalization Transaction, that it was desirable to consolidate the management and administration responsibilities of the Trust and its subsidiaries into a single entity, VHI, and to reorganize certain aspects of its organizational structure. The Trust obtained the approval of Unitholders for the governance restructuring at the annual and special meeting of Unitholders held on May 15, 2003. The restructuring was completed effective July 1, 2003. As part of the governance restructuring, VHI and VEAL amalgamated under the ABCA and continued under the name of "Viking Holdings Inc."

A description of the governance restructuring, including the material amendments to the VERT Trust Indenture and VHT Trust Indenture is set forth under the heading "SPECIAL MEETING MATTERS" in the Proxy Statement and Information Circular of the Trust dated April 4, 2003, which information is hereby incorporated herein by reference.

2003 PUBLIC OFFERING OF TRUST UNITS

On May 29, 2003, the Trust issued 8,000,000 Trust Units at $6.30 per Trust Unit for gross proceeds of $50,400,000 pursuant to a prospectus dated May 21, 2003. The net proceeds of the offering of $47,630,000 were used to repay indebtedness incurred in connection with Viking's acquisition of the 2003 Acquired Properties, to fund further capital expenditures and for future acquisitions.

2003 ACQUIRED PROPERTIES

On May 2, 2003, Viking, together with an unrelated third party, entered into a purchase and sale agreement with a public oil and gas company providing for the acquisition of certain oil and gas producing properties (the "2003 Acquired Properties") for an aggregate acquisition cost to Viking of $24 million (subject to adjustment). The acquisition of the 2003 Acquired Properties closed on May 15, 2003 with an effective date of May 1, 2003.

The 2003 Acquired Properties are located approximately 60 kilometres northwest of Edmonton, Alberta and consist both of oil and natural gas properties with operated production from multiple zones with established processing infrastructure and a number of anticipated development opportunities. Upon completion of the acquisition, Viking obtained an average 45% interest in 31 producing wells, of which 12 (5.8 net) are oil wells and 19 (8.3 net) are natural gas wells. The 2003 Acquired Properties principal producing property is the Alexis Unit with production primarily from the Banff pool.

Based on historical and current rates of production from the 2003 Acquired Properties, Viking's review of public data sources and information provided by the vendor, Viking estimates its share of production from the 2003 Acquired Properties will be approximately 700 to 750 BOE/d, of which approximately 65% (or 3 mmcf/d) is comprised of natural gas. In addition, three natural gas wells have been recently drilled in the Lea Park Gas Play and are expected to be tied-in by the end of May with production from the Lea Park zone. Based on Viking's review of public data sources, information provided by the vendor and Viking's internal estimates of well data, Viking anticipates that these additional natural gas wells will increase production by approximately 400 BOE/d or 2.5 mmcf/d of natural gas net to Viking.

An independent engineering evaluation of the 2003 Acquired Properties has assigned total proven reserves of 4,951 mmcf of natural gas and 1,014 mbbls of oil and NGLs and established reserves of 6,460 mmcf of natural gas and 1,425 mbbls of oil and NGLs to the 2003 Acquired Properties effective May 1, 2003.

This acquisition adds another core area to Viking's asset base in which Viking will be the operator. Management of Viking believes there is significant development potential on these properties, including a potential waterflood opportunity in the Alexis Unit. In addition, Viking will have a 30% interest in 60,858 gross acres (47,965 net) of undeveloped land.

2003 ACQUISITION OF KEYWEST

On February 25, 2003, the shareholders of KeyWest approved a plan of arrangement (the "Plan"), involving KeyWest, VKI, VHT, the Trust and Luke Energy Ltd., under which VKI acquired all the outstanding shares of KeyWest in exchange for consideration of $3.65 per KeyWest share payable on the basis of Trust Units or cash, at the election of each KeyWest shareholder. The acquisition closed on February 26, 2003 and resulted in the issuance of approximately 24.89 million Trust Units and the payment of $66 million in cash. The total purchase price was approximately $326 million including assumed net debt of KeyWest of approximately $78 million. KeyWest shareholders also received, for each ten shares of KeyWest, one share of Luke Energy Ltd., which continued to hold certain assets of KeyWest. (For a discussion of the KeyWest properties - See Principal Properties and Operational Information - KeyWest Properties and Prospects). VKI and KeyWest subsequently amalgamated on February 26, 2003 and continued under the name Viking KeyWest Inc.

For a discussion of the impact of the KeyWest acquisition on the operating results of Viking, see "Principal Properties and Operational Information - Combined Viking and KeyWest Reserves and Future Net Cash Flows".

In combination with the KeyWest acquisition, the Trust has increased its borrowing limits on its revolving and operating credit facilities to $210,000,000 and $15,000,000 respectively for a total borrowing capacity of $225,000,000. The combined properties of the Trust now have a floating charge oil and gas debenture granting to the bank a first mortgage and a security interest for $500,000,000.

2003 PUBLIC OFFERING OF 10.5% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

On January 15, 2003, the Trust issued $75 million of 10.5% extendible convertible unsecured subordinated debentures (the "Convertible Debentures") pursuant to a prospectus dated January 7, 2003. The initial maturity date of the Convertible Debentures was April 30, 2003, however, the maturity date was automatically extended to January 31, 2008 upon the completion of the acquisition of KeyWest. The Convertible Debentures pay interest semi-annually in arrears on January 31 and July 31 of each year and are convertible at the option of the holder into Trust Units of the Trust at a conversion price of $7.25 per Trust Unit.

The Convertible Debentures will not be redeemable on or before January 31, 2006. After January 31, 2006 and prior to maturity, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of the Trust. On redemption or at the maturity date the Trust may, at its option, subject to regulatory approval, elect to satisfy its obligation to pay the principal amount of, and premium, if any, on the Convertible Debentures by issuing Trust Units.

The net proceeds of the issuance of the Convertible Debentures were $71.5 million after underwriter fees of $3.0 million and issue costs of $0.5 million. The net proceeds of the offering were initially applied against the Trust's bank borrowings and ultimately were used to finance the cash portion of the KeyWest acquisition.

2003 INTERNALIZATION OF VML

At a special meeting of the Trust's Unitholders on December 3, 2002, Unitholders approved the internalization of Viking's management structure by the acquisition of all of the shares of VML. The Internalization Transaction was effective December 31, 2002 and closed on January 2, 2003. The Trust has incurred a total of $8.3 million in costs to date consisting of $3.95 million in cash and $4.22 million in Trust Units. In addition, Viking is committed to a maximum $0.8 million of retention payments to officers of the Trust under certain conditions. This additional amount will be settled in Trust Units as it is earned. Upon completion of the Internalization Transaction, VML became an indirect, wholly-owned subsidiary of the Trust.

The Internalization Transaction resulted in the elimination of all acquisition fees as of October 2002 and the effective elimination of all external management fees upon closing of the transaction on January 2, 2003. No management fees were payable as a result of the Internalization Transaction.

2002 ACQUISITIONS

On June 22, 2002, a subsidiary of the Trust acquired Landover Energy Inc. which added approximately 400 boe/d of predominately natural gas production for a total purchase price, including debt assumed, of $12.3 million. This corporate acquisition was funded through the Trust's bank loan.

Throughout 2002, the Trust also acquired working interests to consolidate and increase existing working interests in the Bellshill Unit for $1.9 million and in various other minor interest areas totalling $0.5 million. Effective February 1, 2002, the Trust acquired a 100% operated working interest in the Consort area of Alberta which was producing 675 boe/d in December 2002 for $3.5 million. All of the property acquisitions were funded through the Trust's bank line.

2002 PUBLIC OFFERING

On March 19, 2002, the Trust issued 2,950,000 Trust Units at $6.85 per Trust Unit for gross proceeds of $20,207,500 pursuant to a prospectus dated March 12, 2002. The net proceeds of the offering of $19,197,125 were used to reduce indebtedness of the Trust's subsidaries and were used to fund the Trust's acquisitions and capital expenditures in 2002.

2002 DISPOSITIONS

At various effective dates throughout 2002 the Trust's subsidiaries disposed of a number of non-core properties resulting in the disposal of royalty interests of the Trust for total cash proceeds of $11.3 million. The majority of the proceeds came from the disposition of working interests in Cessford, Westward Ho, East Pembina and some other minor non-operated working interests in Alberta.

2001 IMPLEMENTATION OF DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

During 2001, the Trust implemented a Distribution Reinvestment and Optional Trust Unit Purchase Plan referred to in combination as the DRIP plan. The DRIP plan allows existing Unitholders to either reinvest their distributions to receive addional Trust Units at 95% of the market price or to purchase additional Trust Units of up to $3,000 per Unitholder per calendar year at the market price.

2001 PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

On July 20, 2001, the Trust completed a public offering of 4,000,000 Trust Units at a price of $8.30 per Trust Unit for gross proceeds to the Trust of $33.2 million pursuant to a prospectus dated July 12, 2001. Proceeds from the offering were used initially to repay outstanding indebtedness of the Trust under the credit facility and subsequently used to fund the acquisition of the natural gas properties in the Tweedie area of central Alberta as well as for the Trust's 2001 capital expenditure and acquisition program.

In October 2001, the Trust completed private placement offerings of an aggregate of 4,400,000 Trust Units to certain arm's length purchasers at an average price of $5.92 per Trust Unit resulting in gross proceeds to the Trust of approximately $26 million. Proceeds from the private placement offerings were initially used to repay outstanding indebtedness and were subsequently used to fund the Trust's capital expenditures.

In November, 2001, the Trust completed a public offering of 2,760,000 Trust Units (including 360,000 Trust Units issued upon exercise of an over-allotment option granted to the underwriters of the offering) at a price of $6.35 per Trust Unit for gross proceeds to the Trust of approximately $17.5 million. Proceeds from the offering were used initially to reduce the indebtedness of VEAL and VHI under their credit facilities and were subsequently used to fund the remainder of the Trust's capital expenditures.

2001 AMENDMENTS TO TRUST STRUCTURE

On May 15, 2001, the Unitholders approved special resolutions to: (i) appoint Computershare Trust Company of Canada as Trustee of the Trust in the place of the Trust Company of Bank of Montreal; (ii) adjust the size of the board of directors of VHI and VEAL to a minimum of five and a maximum of 11 directors with VML retaining the ability to appoint not less than two directors to the boards of VHI and VEAL and the Unitholders retaining the ability to appoint a majority of the directors of VHI and VEAL; (iii) approve amendments to the VERT Trust Indenture to increase responsibilities of the board of directors of VHI and VEAL in connection with an offer to acquire control of the Trust; (iv) approve amendments to the VERT Trust Indenture to provide greater flexibility for the Trust to issue Trust Units; (v) approve amendments to the VERT Trust Indenture to clarify the powers of the Trust; (vi) approve amendments to the VHT Trust Indenture and related governing documents to expand its powers to effect acquisitions comparable to VEAL; (vii) approve amendments to the VERT Trust Indenture to provide for the use of exchangeable shares; and (viii) approve amendments to the Trust's option plan to increase the number of Trust Units reserved for issuance under such plan.

2001 ACQUISITIONS

BELLSHILL LAKE: On February 12, 2001, VHT and the Trust completed the acquisition (the "Bellshill Acquisition") of the remaining 50%, direct and indirect, interest in the Sedpex Partnership not already owned by VHT in consideration for a cash payment of $41 million and the issuance by the Trust of
4.7 million Trust Units valued at $40 million, for a total purchase price of $81 million (before deal costs of $1.4 million). The Bellshill Acquisition was effective January 1, 2001. VHT acquired its original, direct and indirect, 50% interest in the Sedpex Partnership effective December 1, 1998.

BXL: On April 29, 2001, the Trust and BXL entered into an agreement pursuant to which the Trust agreed to acquire all of the outstanding common shares and including shares issuable upon the exercise of options ("BXL Shares") of BXL on the basis of, and at the election of the holder, but subject to proration, for each BXL share: (i) 0.333 of a Trust Unit or (ii) $3.00 in cash, subject to an aggregate maximum under the offer of $16 million.

On June 21, 2001, Viking acquired and paid for approximately 25.8 million BXL Shares (representing approximately 96.4% of the outstanding BXL Shares) pursuant to its offer and on June 25, 2001, Viking completed the acquisition of the remaining BXL Shares pursuant to the compulsory acquisition provisions of the ABCA, resulting in the payment of approximately $15.2 million in cash and the issuance of approximately 7.2 million Trust Units (the "BXL Acquisition"), for a total purchase price of $85.4 million (including deal costs of $5.1 million).

TWEDDIE/WAPPAU: On September 21, 2001, VEL completed the purchase of additional crude oil and natural gas properties in the Tweedie area of central Alberta for cash of $23.5 million.

2001 DISPOSITIONS

During the year the Trust disposed of four royalty interests for cash proceeds of $4.1 million. The two fields which account for 95% of these proceeds were North Plato in Saskatchewan and Wilder, a non-operated property in British Columbia. All of the proceeds from these disposals were distributed to Unitholders.

2000 PUBLIC OFFERING

On October 11, 2000, the Trust issued 2,875,000 Trust Units at $8.20 per Trust Unit for gross proceeds of $23,575,000 pursuant to a prospectus dated October 2, 2000. The net proceeds of $22,181,000 were used to fund the Deferred Royalty Purchase Obligation owed by the Trust in relation to the purchase of the Pembina and Cessford properties for $5,354,763 and $2,059,200 respectively. The balance of the proceeds was used to repay bank indebtedness incurred to fund the 2000 capital development program.

2000 ACQUISITIONS

PEMBINA: Effective March 1, 2000, the Trust completed the purchase of additional operated and non-operated working interests ranging from 3.06% to 100% in Pembina for $6.1 million. Initial production was more than 300 boe/d and initial established reserves were 1.0 million boe. The acquisition was funded by the Trust's line of credit.

CESSFORD: Effective August 1, 2000, the Trust acquired a 24% non-operated working interest in gas properties in the Cessford area for a total purchase price of $2.6 million. This acquisition was funded through the Trust's line of credit. Gas production was roughly 500 mcf per day, and established reserves were 3 billion cubic feet of gas. Effective January 1, 2001, the Trust acquired an additional interest in these properties for $0.8 million, bringing its total interest in this area to 30%. This property was sold effective January 1, 2002 for proceeds of $4,120,000.

TRENDS

Commodity prices are cyclical and in recent years, the price of oil has moved through a fairly wide range. It is the Trust's expectation that the price of oil will continue its cyclical movement and over the longer term will average US$23 to US$27 per bbl. Natural gas prices have also moved through a large range in the last several years. The Trust expects that the price of natural gas will fluctuate in the $4 to $6 per mcf area in the medium and long term. This expectation is based on the Trust's view of supply and demand fundamentals in the North American energy markets.

The expectations for natural gas prices are currently in a state of flux, and accordingly have led to significant increases in the prices paid to acquire oil and natural gas producing properties. The Trust is dependent on a steady supply of newly acquired properties in order to offset natural production declines and to continue to grow. Acquisition costs will likely rise, tempered by the requirement for the economics of such acquisitions to remain viable in light of the higher commodity prices being realized.

                PRINCIPAL PROPERTIES AND OPERATIONAL INFORMATION

As at December 31, 2002, the material properties owned directly or indirectly by VHT, VEAL (now VHI) and KeyWest (and acquired by Viking upon the completion of the KeyWest acquisition), are as follows:

PROPERTY                            PROVINCE

     Bellshill Lake et al           Alberta             Operated
     Channel Lake                   Alberta             Non-Operated
     Tweedie/Wappau                 Alberta             Operated
     Eagle Lake                     Saskatchewan        Operated
     Consort                        Alberta             Operated
     Pembina                        Alberta             Operated / Non-Operated
     Southeast Saskatchewan         Saskatchewan        Operated
     Wilson Creek                   Alberta             Operated
     Gift/Little Horse/Randell      Alberta             Operated
     Southwest Saskatchewan         Saskatchewan        Operated
     Bashaw(1)                      Alberta             Operated
     Bassano(1)                     Alberta             Operated
     Carbon(1)                      Alberta             Operated
     Chin Coulee(1)                 Alberta             Operated
     Eastern Gas(1)                 Alberta             Operated

NOTE:

(1) Properties were acquired upon completion of the KeyWest acquisition effective February 26, 2003. For a description of the KeyWest properties, see "Principal Properties and Operational Information - KeyWest Properties and Prospects".


In 2002 Viking's operations were focused in four main areas: north central Alberta, southwest Saskatchewan, southeast Saskatchewan, and southeast Alberta. A discussion of the properties acquired through the acquisition of KeyWest is also included.

VIKING PRINCIPAL PRODUCING PROPERTIES AT DECEMBER 31, 2002

         NORTH CENTRAL ALBERTA

The Trust's operated properties in north central Alberta are Bellshill Lake, Consort, Tweedie/Wappau, Gift/Little Horse/Randell and Wilson Creek and non-operated properties including Joffre and Pembina. Production for this area averaged 7,685 BOE/d net to Viking in 2002. Based on the GLJ Report, the Trust's established reserves in the area amount to 27.1 MMBOE.

BELLSHILL LAKE: The Trust started out the year with an 86.7% operated working interest in the Bellshill Lake Ellerslie Unit and increased this to 90.36887% effective August 1, 2002 after acquiring a partner's interest. Viking also has working interests ranging from 6.5% to 100% in non-unit leases as well as working interest in the Neutral Hills and Gooseberry areas. Production consists of 28(degree) API to 31(degree) API oil produced from the Ellerslie and Dina formations, and averaged 4,219 BOE/d net to Viking in 2002.

The Unit area comprises 529 gross oil wells of which 390 are producing oil wells. The are 18 injection wells and 100 suspended oil wells. The majority of these wells are tied-in to one central facility consisting of an oil processing facility, a water injection plant and a gas processing facility. Oil is transported to market via Gibson's pipeline and the gas is sold on the spot market.

In 2002, 20 in-fill wells were drilled, of which 19 were completed and one abandoned. The Trust continued with its high volume lift and water shut-off programs on existing producing wells, to minimize the production decline within the Bellshill Lake Unit. The established reserves for the Bellshill Unit and non-unit lands were estimated by GLJ to be 16.7 MMBOE effective January 1, 2003 and 18.8 MMBOE including the Neutral Hills and Gooseberry areas.

The Trust has extensive 3-D seismic coverage of the Bellshill Unit as well as the non-unit area and this provides good definition of the limits of the various reservoirs. Based on geology and seismic, 70 in-fill drilling locations have been identified in the Unit and non-unit areas.

CONSORT: Effective February 1, 2002, Viking acquired a 100% working interest in the Consort area of Alberta. This production from the Lloydminster zone is very similar to that of the Bellshill Unit and is produced through an active aquifer water drive. Year-end production from the Consort area was 675 BOE per day, and with established reserves of 1,580 MBOE this field has a reserve life index of
6.4 years.

TWEEDIE/WAPPAU: The Tweedie core area is located just north of Lac La Biche approximately 110 miles northeast of Edmonton. The Trust has an average land interest of 93.2% in 73,600 acres (68,600 net) and an average working interest of approximately 68% in 199 gross (135.6 net) wells in the area.

The area is prospective for shallow natural gas from four geological horizons - Viking, Grand Rapids, Wabiskaw and McMurray - at depths of 200 to 450 metres (650 to 1,475 feet). The Wabiskaw zone is gas saturated and is productive across the majority of the Trust's interest lands to the south. The Viking, Grand Rapids and McMurray formations are structurally controlled and natural gas saturated highs can commonly be identified using 2-D seismic. Natural gas from this area is sweet requiring only dehydration and compression before entering the sales pipeline.

During the winter of 2002, Viking participated at an average 10% working interest in the drilling of 52 locations with a 73% success rate, for a net cost to the Trust of $3.3 million. Net production from Tweedie/Wappau in 2002 averaged 10.6 MMcf per day (1,764 BOE per day), an 86% increase from the prior year.

The Trust owns and operates 100% of the facilities and infrastructure in the area. Both the Tweedie and Wappau gas facilities have excess capacity that can be used for Viking's own additional production or to process third party gas from the area.

PEMBINA: At West Pembina, the Trust holds an average 86.3% working interest in the area. Oil is produced from the Cardium formation and marketed through Seminole. Production in 2002 averaged 483 BOE per day. The associated gas is delivered via flowline to the Pembalta No. 8 facilities in which Viking has a working interest.

GIFT / LITTLE HORSE / RANDELL: The Gift / Little Horse / Randell area is situated in north central Alberta, about 190 miles northwest of Edmonton. Viking has an average land interest of 48.9% in 43,203 acres (21,113 net) and an average working interest of approximately 26% in 59 gross (15.4 net) wells in the area.

The producing formation is the Gilwood, which is commonly crude oil prone on structural highs and requires the use of 3-D seismic. Viking acquired more than 240 square miles of 3-D seismic data over the majority of its undeveloped lands. The Gilwood formation produces high quality, sweet crude oil, and most of the wells are pipeline connected.

The Trust also has a 45% interest in and operates a 4,400 bbls/d treating and water handling facility, together with associated production and pipeline infrastructure. The net production from this area for 2002 averaged 262 bbls/d of crude oil.

WILSON CREEK: The Wilson Creek area is located 90 miles northwest of Calgary, and is situated in a geologic region of west central Alberta offering multi-zone crude oil and liquid-rich natural gas targets. Viking has an average land interest of 21% in 25,130 acres (5,381 net) and an average working interest of approximately 28% in 42 gross (11.7 net) wells in the area. Production from this area for 2002 averaged 306 BOE/d.

         SOUTHEAST ALBERTA

CHANNEL LAKE: Viking's principal properties in southeast Alberta are Channel Lake and Channel Lake South in which the Trust holds 50% and 25% working interests, respectively. The properties produce dry gas from the Milk River and Medicine Hat formations. Production from this area averaged 10.6 MMcf/d for 2002. Viking has an interest in the gathering and sales lines. Established reserves net to the Trust amount to 27.7 Bcf. In early 2002, the operator of the area tied in 99 in-fill well drilling program at Channel Lake which has increased Viking's average 2002 net share of production by 48% over the average 2001 production.

The total cost of the 2002 drilling program including construction of pipelines and the installation of two compressors was $6.0 million net to the Trust.

         SOUTHWEST SASKATCHEWAN

The Trust's southwest Saskatchewan core area includes the Eagle Lake Unit, North Dodsland Viking Unit No. 1, Smiley Dewar, Whiteside Unit, and Whiteside East in which Viking holds working interests ranging from 9.6% to 100%. Viking operates all of these areas. Production consists of 36(degree) API crude oil from the Viking formation and, in 2002 averaged 1,303 BOE/d, of which Eagle Lake accounted for 73%. The crude oil is marketed via the Mid-Sask and Koch Pipeline Systems. Solution gas is conserved and sold in the open market. Based on the GLJ Report, the Trust's established reserves for these properties amount to 7.46 MMBOE.

During 2002, Viking performed 48 successful "re-fracs" at a net cost to the Trust of $1.2 million. Eagle Lake continues to be a core, stable asset within the Trust, as its 2002 average production of 951 BOE per day represented 8% of the Trust's total, and only declined 2% from its 2001 daily average. In addition, the reserve life index on this property of more than 17 years remains well in excess of the Trust's average.

         SOUTHEAST SASKATCHEWAN

Viking's southeast Saskatchewan core area consists of the Storthoaks, Ingoldsby and Manor properties, all of which the Trust operates and in which the Trust holds working interests ranging from 40% to 100%. Production consists of light gravity crude from the Tilston and Alida formations and, in 2002, averaged 460 barrels of oil per day. The produced oil is marketed via Producers Pipeline system. According to the GLJ Report, Viking has established reserves in this area of 2.0 MMBOE.

KEYWEST PROPERTIES AND PROSPECTS

Viking completed its acquisition of KeyWest on February 26, 2003. The KeyWest Properties are concentrated within five major core areas that accounted for 98% of the total KeyWest production prior to the acquisition. Within these areas there are several years' worth of development opportunities that can be exploited by the Trust.

BASHAW: Viking now holds an average 89% working interest in three units and five non-unit wells. This area, which has the highest average per-well oil production in the Trust, produces oil and gas from 37 locations, with an average well depth of 1,900 meters. Average production since the acquisition date to June 30, 2003 has been approximately 2,600 BOE per day of which 90% is oil and liquids.

BASSANO: The Trust has a 100% working interest in the Upper Mannville oil zone and a 50% working interest in the Belly River gas zone. Average production from the acquisition date to June 30, 2003 was approximately 1,440 BOE per day, 82% of which is attributable to oil. There are 68 producing locations at an average depth of 1,400 meters.

Future exploitation in the area consists of up to 15 additional locations in the Upper Mannville that have been identified for development over the next two years. In addition, there is a potential opportunity to drill additional Belly River gas wells on reduced spacing.

CHIN COULEE: This area is a pure oil play in which the Trust holds a 100% interest in 45 producing locations. Production from the date of the acquisition to the end of the second quarter was approximately 1,670 BOE per day of 24 degree medium gravity oil and is produced from the Sawtooth zone.

Up to 10 locations have been identified as infill and edge drilling locations over the next two-year period.

CARBON: Viking holds an average 65% working interest in three areas: Swalwell, Redland and Wayne. Total current production from this area is close to 800 BOE per day, 63% of which is natural gas. Oil production is from the D-2 and Pekisko zones and gas is produced from the Ellerslie, Glauconite and Belly River zones. Well depths in this area are between 700 and 2,000 meters, and Viking has an interest in 33 producing locations.

EASTERN GAS: The Trust holds an average 99% working interest in four areas; Dobson, Sedalia, Hudson and Heathdale. Gas production from the date of the acquisition to the end of June 2003 averaged approximately 6,300 Mcf per day (1,050 BOE per day) from the Mannville, Colony and Viking zones. These ten producing locations average approximately 1,000 meters in depth, and gas production is delivered to and processed at various third-party facilities.

A number of development activities have also been identified for exploitation within this area.

2003 CAPITAL EXPENDITURES PLAN

The Trust expects total capital spending for 2003 to be approximately $26 million. The primary focus of the Trust's capital program during 2003 will be Tweedie/Wappau, Channel Lake, Bashaw, Chin Coulee and Smiley areas, with a continued commitment to Bellshill Lake and Eagle Lake.

TWEEDIE: The Trust has farmed out a small portion of its development interest in this area. The Trust's working interest in these farmout lands before payout averages 13% with an overriding royalty, but converts to an average 46% interest in the area after payout. In addition, Viking will earn third-party processing revenue from its facilities. During 2003, Viking is again participating with its partner in further development activities, as up to an additional 32 locations have been identified for drilling with an average 25% working interest to Viking. The total 2003 program is expected to cost $3.2 million net to Viking.

CHANNEL LAKE: For 2003, a further 30 locations have been drilled and tied in, at a cost to Viking of $1.5 million. It is expected that this program will be successful in offsetting the normal decline in this field during the year.

BELLSHILL LAKE: For 2003, the Trust has identified a number of drilling locations and will undertake a pilot project to drill three horizontal wells. At the end of the second quarter, three successful horizontal wells had been drilled and were being completed. With continued infill drilling, the Trust believes it will be able to minimize the decline rate in the unit's production. The total cost of the development drilling program is not expected to exceed $4.2 million for the year. Viking continues to explore innovative engineering techniques to maintain production in the Bellshill area.

EAGLE LAKE: The 2003 capital program in Eagle Lake has identified up to 40 additional sites in this field that are good candidates for the "re-frac" program. Costs are expected to be about $1.2 million and results should be similar to those of the prior two years; an offset of the decline rate and a prolonged reserve life.

BASHAW: A total of $3.9 million is planned to be spent in the Bashaw area for 2003. Two successful infill wells were drilled in the first quarter of 2003, and a further three drilling locations have been identified for the remainder of the year. Further non-drilling development designed to add production in the area has also been identified. Projects such as facility expansion to optimize field performance and several recompletion projects are being evaluated by Viking as part of its 2003 capital program.

CHIN COULEE: A fall 6 well drilling program is planned for this area at a cost of $1.9 million net to the Trust. Chin Coulee is one of the five new core areas resulting from the KeyWest acquisition.

SMILEY: Viking has identified 30 sites which are good candidates for the "re-frac" program similar to the Eagle Lake program. The expected cost for this program is $1.5 million.

UNDEVELOPED LAND HOLDINGS

The Trust held undeveloped land valued at approximately $10.1 million by an independent land valuation consultant. As at December 31, 2002, VHT and VEAL had 207,832 gross (123,684 net) acres of undeveloped lands, all of which are located in the Provinces of Alberta and Saskatchewan. This decreased from 2001 primarily due to the active drilling program in 2002 in the Tweedie/Wappau area. Including the KeyWest Properties, the Trusts' undeveloped land holdings increase to 333,121 gross acres and 230,849 net acres with a value of approximately $18 million.

OIL AND NATURAL GAS WELLS

VHT and VEAL participated in the drilling of 182 (net 61.2) wells in the year ended December 31, 2002. Collectively, $24.5 million was expended on development activities for the year ended December 31, 2002. The following table summarizes the number of development wells in which VHT and VEAL have participated during the years ended December 31, 2002 and 2001:


                                                   WELLS DRILLED
                                                    YEARS ENDED
                               DECEMBER 31, 2002                          DECEMBER 31, 2001
                  ---------------------------------------------------------------------------------
                        GROSS (1)              NET (2)             GROSS (1)            NET (2)
                  ---------------------------------------------------------------------------------
Crude Oil                  23                   18.2                   22                13.8
Natural Gas               145                   41.7                  178                51.9
Dry                        14                   1.3                    2                  1.1
                  ---------------------------------------------------------------------------------
Total                     182                   61.2                  202                66.8
                  =================================================================================

NOTES:

(1) "Gross" wells are the total number of wells in which VHT or VEAL have an interest.
(2) "Net" wells are the total number of wells in which VHT or VEAL has an interest multiplied by the percentage working interest owned by VHT or VEAL.


WELLS CAPABLE OF PRODUCTION

VHT and VEAL had working interests in 2,499 gross wells capable of production as at December 31, 2002. The following table sets forth the number and status of wells in which VHT and VEAL held a working interest as at December 31, 2002:

PROPERTIES                                   PRODUCING WELLS                            SHUT-IN WELLS (1)
                                        OIL                   GAS                   OIL                   GAS
                                -------------------   -------------------   -------------------   -------------------
                                GROSS (2)   NET (3)   GROSS (2)   NET (3)   GROSS (2)   NET (3)   GROSS (2)   NET (3)
                                ---------   -------   ---------   -------   ---------   -------   ---------   -------
Bellshill Lake et al               514.0     461.3         --         --       46.0       40.9         --         --
Channel Lake                          --        --      556.0      188.8         --         --       26.0       10.5
Tweedie / Wappau                      --        --      126.0       78.7         --         --       73.0       56.9
Eagle Lake Unit                    356.0     280.1         --         --       18.0       14.2         --         --
Consort                             37.0      37.0         --         --         --         --         --         --
Pembina                             49.0      42.4        4.0        1.7         --         --        1.0        0.3
Southeast Saskatchewan              35.0      29.4         --         --        1.0        0.5         --         --
Wilson Creek                          --        --       40.0       10.7        -           --        2.0        1.0
Gift / Little Horse / Randell       47.0      11.2         --         --       12.0        4.2         --         --
Southwest Saskatchewan             116.0      85.8         --         --        2.0        2.0         --         --
Other Viking                       177.0      56.8      213.0       59.3       21.0       10.0       27.0       13.6
----------------------------------------------------------------------------------------------------------------------
     TOTAL VIKING 2002           1,331.0   1,004.0      939.0      339.2      100.0       71.8      129.0       82.3
----------------------------------------------------------------------------------------------------------------------
Bashaw                              41.0      28.4         --         --       10.0        5.9         --         --
Bassano                             63.0      62.5        5.0        2.7       55.0       55.0         --         --
Carbon                              16.0      12.6       27.0       18.7        6.0        5.2        7.0        6.7
Chin Coulee                         43.0      43.0         --         --       28.0       28.0        -           --
Eastern Gas                          1.0       0.5       11.0       10.1         --         --        3.0        3.0
----------------------------------------------------------------------------------------------------------------------
     TOTAL KEYWEST                 164.0     147.0       43.0       31.5       99.0       94.1       10.0        9.7
----------------------------------------------------------------------------------------------------------------------
   VIKING & KEYWEST
   COMBINED (4)                  1,495.0   1,151.0      982.0      370.7      199.0      165.9      139.0       92.0
                                 =======   =======      =====      =====      =====      =====      =====       ====

NOTES:

(1) "Shut -in" wells are wells that have encountered and are capable of producing crude oil or natural gas, but which are not producing due to lack of available transportation facilities, available markets or other reasons.
(2) "Gross" wells are the total number of wells in which VHT or VEAL (now VHI) had an interest.
(3) "Net" wells are the total number of wells in which VHT or VEAL (now VHI) had an interest multiplied by the percentage working interest owned by VHT or VEAL (now VHI).
(4) Total Viking and KeyWest wells for the year ended December 31, 2002 is the combination of each individual entity's well counts. The effective date of the acquisition of KeyWest was February 26, 2003. The above totals are not necessarily indicative of future production results in Viking Energy Royalty Trust after the effective date of the acquisition.


PRODUCTION

Production from the Properties averaged 12,434 BOE/d for the year ended December 31, 2002, consisting of approximately 59% crude oil and natural gas liquids and 41% natural gas. Of this production, 13% originated from the properties located in Saskatchewan and the remaining 87% from the properties located in Alberta. The following table summarizes the production from the Properties for the year ended December 31, 2002. All production numbers are based on product sales.

                                               PRODUCTION FOR THE YEAR ENDED DECEMBER 31, 2002
                                -------------------------------------------------------------------------------
PROPERTIES                        OIL & NGLS                  GAS                    TOTAL              % OF
                                    (Bbls)                   (Mcf)                   (BOE)              TOTAL
                                ----------------       ------------------       ----------------       --------
Bellshill Lake et al                  1,495,770                  264,625              1,539,874             34

Channel Lake                                 --                3,856,590                642,765             14

Tweedie / Wappau                             --                3,863,160                643,860             14

Eagle Lake                              328,500                  110,595                346,933              8

Consort                                 237,615                       --                237,615              5

Pembina                                 114,610                  370,840                176,417              4

Southeast Saskatchewan                  167,900                       --                167,900              4

Wilson Creek                             29,565                  492,750                111,690              2

Gift / Little Horse / Randell            95,630                       --                 95,630              2

Southwest Saskatchewan                   74,095                  117,530                 93,683              2

Other Viking                            147,825                2,004,580                481,922             11

                                -------------------------------------------------------------------------------
         TOTAL VIKING                 2,691,510               11,080,670              4,538,289            100
                                -------------------------------------------------------------------------------


CAPITAL EXPENDITURES

The following table summarizes VHT's and VEAL's capital expenditures for the years ended December 31, 2002 and 2001:

                                                             YEAR ENDED                    YEAR ENDED
     ($000'S)                                            DECEMBER 31, 2002             DECEMBER 31, 2001
     ----------------------------------------------------------------------------------------------------------
     Drilling & Completion                                       $10,250                     $13,686
     Production Equipment, Facilities & Other                     14,278                      12,049
     Capitalized Exploration Administration                           --                          --
                                                      -------------------------   -----------------------------
          Total Development Costs                                 24,528                      25,735
     Property Acquisitions                                         6,144                      25,188
     Property Dispositions                                       (11,278)                     (4,529)
                                                      -------------------------   -----------------------------
          Net Acquisitions (Dispositions)                         (5,134)                     20,659
     ----------------------------------------------------------------------------------------------------------
     Total Capital Expenditures                                  $19,394                     $46,394
     ==========================================================================================================


RESERVES AND FUTURE NET CASH FLOWS

The GLJ Report evaluated the crude oil, natural gas and natural gas liquids with respect to the Properties prior to provision for income taxes, interest (including debt service charges), general and administrative costs and fees paid to VML under the management agreement prior to the Internalization Transaction. The GLJ report evaluated the reserves at January 1, 2003. THE PROBABLE ADDITIONAL RESERVES AND THE PRESENT WORTH VALUE OF SUCH RESERVES AS SET FORTH IN THE TABLES BELOW HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH RECOVERY OF SUCH RESERVES. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GLJ REPRESENT THE FAIR MARKET VALUE OF

THE RESERVES. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

                OIL AND NATURAL GAS RESERVES AND PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS OF VIKING
                        BASED ON ESCALATED PRICE ASSUMPTIONS BEFORE THE ACQUISITION OF KEYWEST

                               PETROLEUM AND NATURAL GAS RESERVES           PRESENT VALUE OF ESTIMATED FUTURE NET
                                      AS AT JANUARY 1, 2003                          CASH FLOWS PRICING
                                                                                AS OF JANUARY 1, 2003 ($000S)
                           --------------------------------------------   -------------------------------------------
                             CRUDE OIL & NGLS         NATURAL GAS
                                  (mbbls)               (mmcf)                          DISCOUNT RATE
                           ---------------------    ------------------     ------------------------------------------
                               GROSS        NET      GROSS       NET          0%        10%          15%        20%
                               -----        ---      -----       ---          --        ---          ---        ---
Proved Producing               22,167     20,244     61,861     51,284     442,816    276,908      239,212    212,506
Proved Non-Producing            4,114      3,542      5,783      4,774      59,627     33,603       26,784     21,907
                               ------     ------     ------     ------     -------    -------      -------    -------
Total Proved                   26,281     23,786     67,644     56,058     502,443    310,511      265,996    234,413
                               ======     ======     ======     ======     =======    =======      =======    =======
Probable (50%)                  6,035      5,364     10,781      9,009     107,673     41,031       30,141     23,609
                               ======     ======     ======     ======     =======    =======      =======    =======
Established (proved plus       32,316     29,150     78,425     65,067     610,116    351,542      296,137    258,022
50% probable)                  ======     ======     ======     ======     =======    =======      =======    =======

                OIL AND NATURAL GAS RESERVES AND PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS OF VIKING
                         BASED ON CONSTANT PRICE ASSUMPTIONS BEFORE THE ACQUISITION OF KEYWEST

                               PETROLEUM AND NATURAL GAS RESERVES           PRESENT VALUE OF ESTIMATED FUTURE NET
                                      AS AT JANUARY 1, 2003 (9)              CASH FLOWS AS OF JANUARY 1, 2003 (9)
                                                                                           ($000S)
                           --------------------------------------------   -------------------------------------------
                             CRUDE OIL & NGLS         NATURAL GAS
                                  (mbbls)               (mmcf)                          DISCOUNT RATE
                           ---------------------    ------------------     ------------------------------------------
                               GROSS        NET      GROSS       NET          0%        10%          15%        20%
                               -----        ---      -----       ---          --        ---          ---        ---
Proved Producing               22,888     20,846     62,610     51,967     735,048    439,835      371,617    323,776
Proved Non-Producing            4,152      3,541      5,901      4,889     104,011     61,271       49,999     41,899
                               ------     ------     ------     ------   ---------    -------      -------    -------
Total Proved                   27,040     24,387     68,511     56,856     839,059    501,106      421,616    365,675
                               ======     ======     ======     ======   =========    =======      =======    =======
Probable (50%)                  6,133      5,422     10,846      9,071     174,621     65,740       48,186     37,759
                               ======     ======     ======     ======   =========    =======      =======    =======
Established (proved            33,173     29,809     79,357     65,927   1,013,680    566,846      469,802    403,434
plus 50% probable)             ======     ======     ======     ======   =========    =======      =======    =======

NOTES:
(1) "Gross reserves" are the total working interest and/or royalty interest share of reserves before deducting royalties owned by others.
(2) "Net reserves" are the total working interest and/or royalty interest share of reserves after deducting the amount attributable to royalties owned by others.
(3) "Proved" reserves are reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.
(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status. Substantially all of the gross proved producing reserves are currently on production.
(5) "Proved Non-producing" reserves are those Proved reserves that are not classified as Proved Producing reserves.
(6) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data do not demonstrate to be Proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the Proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes that can be reasonably expected to be instituted in the future.

(7) Future net cash flows have been calculated from the production profiles and capital and operating costs forecasts prepared by GLJ. The net cash flow forecasts and present values (net after royalties, mineral tax, operating expenses, abandonment costs and capital investments) have been determined before income tax.
(8) Net production cash flow is income derived from the sale of net reserves of oil, gas and gas by-products, less all capital costs, production taxes and operating costs but before provision for income taxes, general and administrative expenses, and abandonment costs. All values are shown in Canadian dollars. The escalating price and cost assumptions assume the continuance of current laws and regulations, any increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. In the case of escalating price and cost assumptions, operating and capital costs have been escalated in accordance with GLJ's estimate thereof. The oil and natural gas price forecasts used by GLJ are summarized below:

                                             WTI CRUDE OIL AT   LIGHT, SWEET CRUDE OIL AT   AVERAGE ALBERTA GAS
               INFLATION    EXCHANGE RATE   CUSHING, OKLAHOMA       EDMONTON CITY GATE             PRICE
      YEAR        (%)       (CDN.$/U.S.$)      (U.S.$/bbl)             (CDN.$/bbl)               ($/mmbtu)
      ----        ---       -------------      -----------             -----------               ---------
      2003        1.5            0.65              25.50                  38.50                     5.65
      2004        1.5            0.66              22.00                  32.50                     5.00
      2005        1.5            0.67              21.00                  30.50                     4.70
      2006        1.5            0.67              21.00                  30.50                     4.85
      2007        1.5            0.68              21.25                  30.50                     4.85
      2008        1.5            0.68              21.75                  31.00                     4.85
      2009        1.5            0.68              22.00                  31.50                     4.85
      2010        1.5            0.68              22.25                  32.00                     4.90
     2011+        1.5            0.68              +1.5%/yr               +1.5%/yr                 +1.5%/yr

     The Edmonton City Gate oil price forecast listed above is for 40o API light sweet crude containing 0.3% sulphur. The oil prices shown were adjusted for crude quality and transportation tariffs to represent the prices received in the different areas. The average Alberta gas price forecast listed above is at the Nova receipt point and is subject to all gathering, processing and compression costs incurred by the producer. The gas prices shown were adjusted for heating value and specific contract terms to represent the prices received by VHI and VEAL in the different areas. The adjustment increments were assumed to increase with inflation throughout the forecasts.

(9) The constant price and cost assumptions employ December 2002 prices for the life of the properties and assume the continuance of current laws, regulations and operating costs in effect on the effective date of the GLJ Report. Product prices have not been escalated beyond GLJ's forecasts for 2003. In addition, operating and capital costs have not been increased on an inflationary basis.
(10) GLJ estimates the total undiscounted capital costs necessary to achieve the estimated future net cash flows associated with the total established (proved plus risked probable) reserves case based on escalated price and cost assumptions to be $42,100, of which $15,400 is attributable to 2003 and $16,200 to 2004.
(11) GLJ estimates the total undiscounted capital costs necessary to achieve the estimated future net cash flows associated with the total proved plus risked probable reserves case based on constant price and cost assumptions to be $41,300, $15,400 of which is attributable to 2003 and $15,900 of which is attributable to 2004.
(12) "Estimated Future Net Cash Flows" has been calculated before deduction of income tax. THE PRESENT WORTH OF ESTIMATED FUTURE NET PRODUCTION FLOWS IS NOT TO BE CONSTRUED AS FAIR MARKET VALUE.


COMBINED VIKING AND KEYWEST RESERVES AND FUTURE NET CASH FLOWS

As a result of the acquisition of KeyWest, Viking engaged GLJ to do a reserve analysis of both Viking's and KeyWest's reserves using April 1, 2003 pricing. The GLJ Report evaluated the crude oil, natural gas and natural gas liquids with respect to the Properties prior to provision for income taxes, interest (including debt service charges), general and administrative costs and fees paid to VML under the management agreement prior to the Internalization Transaction. The GLJ KeyWest report evaluated the reserves at January 1, 2003 for the Viking reserves and March 1, 2003 for the KeyWest reserves. THE PROBABLE ADDITIONAL RESERVES AND THE PRESENT WORTH VALUE OF SUCH RESERVES AS SET FORTH IN THE TABLES BELOW HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH RECOVERY OF SUCH RESERVES. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GLJ REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

                 OIL AND NATURAL GAS RESERVES AND PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS OF VIKING
                          BASED ON ESCALATED PRICE ASSUMPTIONS AFTER THE ACQUISITION OF KEYWEST

-----------------------------------------------------------------------------------------------------------------------
                                           PETROLEUMS AND NATURAL GAS RESERVES
                                            (PRICING AS AT APRIL 1, 2003) (A)
-----------------------------------------------------------------------------------------------------------------------
                               CRUDE OIL & NGLS (mbbls)                NATURAL GAS (mmcf)
-----------------------------------------------------------------------------------------------------------------------
                               VIKING            KEYWEST             VIKING             KEYWEST           COMBINED
-----------------------------------------------------------------------------------------------------------------------
                           GROSS    NET     GROSS     NET       GROSS      NET     GROSS      NET     GROSS     NET
                           -----    ---     -----     ---       -----      ---     -----      ---     -----     ---
PROVED PRODUCING           22,265  20,316   14,536    12,005     61,937   51,345    23,933   18,955   51,113    44,038

Proved Non-Producing        4,143   3,559    2,354     1,861      6,010    4,985     8,243    6,567    8,873     7,345
                           ------  ------   ------    ------     ------   ------    ------   ------   ------    ------
Total Proved               26,408  23,875   16,890    13,866     67,947   56,330    32,176   25,522   59,985    51,383
                           ======  ======   ======    ======     ======   ======    ======   ======   ======    ======
Probable (50%)              6,046   5,366    2,813     2,283     10,757    8,984     4,654    3,715   11,428     9,766
                           ======  ======   ======    ======     ======   ======    ======   ======   ======    ======
Established (proved        32,454  29,241   19,703    16,149     78,704   65,314    36,830   29,237   71,413    61,149
plus 50% probable)         ======  ======   ======    ======     ======   ======    ======   ======   ======    ======

Note (a):  Viking reserves are as at January 1, 2003 and KeyWest's are as at March 1, 2003

                 OIL AND NATURAL GAS RESERVES AND PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS OF VIKING
                          BASED ON ESCALATED PRICE ASSUMPTIONS AFTER THE ACQUISITION OF KEYWEST

                                    PRESENT VALUE OF ESTIMATED FUTURE NET CASH FLOWS
                                             PRICING AS AT APRIL 1, 2003 (A)

                              0%                         10%                        15%                        20%
                  --------------------------  -------------------------  --------------------------  --------------------------
                  Viking   KeyWest  Combined  Viking  KeyWest  Combined  Viking   KeyWest  Combined  Viking   KeyWest  Combined
                  ------   -------  --------  ------  -------  --------  ------   -------  --------  ------   -------  --------
Proved Producing  517,908  330,738   848,646  325,503 218,870   544,373  281,962  189,926  471,888  251,128  168,983   420,111

Proved Non-        69,840   64,050   133,890  50,855   42,084    82,939   33,171   36,202   69,373   27,646   31,877    59,523
Producing         -------  -------  --------- ------- -------   -------  -------  -------  -------  -------  -------   -------

Total Proved      587,748  394,788   982,536  366,358 260,954   627,312  315,133  226,128  541,261  278,774  200,860   479,634
                  =======  =======  ========= ======= =======   =======  =======  =======  =======  =======  =======   =======
Probable (50%)    122,264   60,804   183,068  46,563   30,753    77,316   34,379   24,384   58,763   27,087   20,108    47,195
                  -------  -------  --------- ------- -------   -------  -------  -------  -------  -------  -------   -------
Established       710,012  455,592  1,165,604 412,921 291,707   704,628  349,512  250,512  600,024  305,861  220,968   526,829
(proved plus      =======  =======  ========= ======= =======   =======  =======  =======  =======  =======  =======   =======
50% probable)

Note (a):  Viking reserves are as at January 1, 2003 and KeyWest's are as at March 1, 2003

NOTES:

(1) "Gross reserves" are the total working interest and/or royalty interest share of reserves before deducting royalties owned by others.
(2) "Net reserves" are the total working interest and/or royalty interest share of reserves after deducting the amount attributable to royalties owned by others.
(3) "Proved" reserves are reserves estimated as recoverable with a high degree of certainty under anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.
(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status. Substantially all of the gross proved producing reserves are currently on production.
(5) "Proved Non-producing" reserves are those Proved reserves that are not classified as Proved Producing reserves.
(6) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data do not demonstrate to be Proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the Proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes that can be reasonably expected to be instituted in the future.
(7) Future net cash flows have been calculated from the production profiles and capital and operating costs forecasts prepared by GLJ. The net cash flow forecasts and present values (net after royalties, mineral tax, operating expenses, abandonment costs and capital investments) have been determined before income tax.
(8) Net production cash flow is income derived from the sale of net reserves of oil, gas and gas by-products, less all capital costs, production taxes and operating costs but before provision for income taxes, general and administrative expenses, and abandonment costs. All values are shown in Canadian dollars. The escalating price and cost assumptions assume the continuance of current laws and regulations, any increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. In the case of escalating price and cost assumptions, operating and capital costs have been escalated in accordance with GLJ's estimate thereof. The oil and natural gas price forecasts used by GLJ are summarized below:

                                             WTI CRUDE OIL AT   LIGHT, SWEET CRUDE OIL AT   AVERAGE ALBERTA GAS
               INFLATION    EXCHANGE RATE   CUSHING, OKLAHOMA       EDMONTON CITY GATE             PRICE
      YEAR        (%)       (CDN.$/U.S.$)      (U.S.$/bbl)             (CDN.$/bbl)               ($/mmbtu)
      ----        ---       -------------      -----------             -----------               ---------
      2003        1.5            0.675             30.75                  44.50                     6.60
      2004        1.5            0.68              25.00                  36.00                     5.45
      2005        1.5            0.68              23.00                  33.00                     5.05
      2006        1.5            0.68              23.00                  33.00                     5.05
      2007        1.5            0.68              23.00                  33.00                     5.05
      2008        1.5            0.68              23.00                  33.00                     5.15
      2009        1.5            0.68              23.00                  33.00                     5.25
      2010        1.5            0.68              23.25                  33.50                     5.35
     2011+        +1.5           0.68              +1.5%/yr               +1.5%/yr                 +1.5%/yr

     The Edmonton City Gate oil price forecast listed above is for 40|_| API light sweet crude containing 0.3% sulphur. The oil prices shown were adjusted for crude quality and transportation tariffs to represent the prices received in the different areas. The average Alberta gas price forecast listed above is at the Nova receipt point and is subject to all gathering, processing and compression costs incurred by the producer. The gas prices shown were adjusted for heating value and specific contract terms to represent the prices received by VHI and VEAL in the different areas. The adjustment increments were assumed to increase with inflation throughout the forecasts.
(9) GLJ estimates the total undiscounted capital costs necessary to achieve the estimated future net cash flows associated with the total established (proved plus risked probable) reserves case based on escalated price and cost assumptions to be $56,074 ($42,100 for Viking and $13,974 for KeyWest), of which $23,908 ($15,400 for Viking and $8,508 for KeyWest) is attributable to 2003 and $20,634 ($16,200 for Viking and $4,434 for KeyWest) to 2004.
(10) "Estimated Future Net Cash Flows" has been calculated before deduction of income tax. THE PRESENT WORTH OF ESTIMATED FUTURE NET PRODUCTION FLOWS IS NOT TO BE CONSTRUED AS FAIR MARKET VALUE.

                 OIL AND NATURAL GAS RESERVES AND PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS OF VIKING
                           BASED ON CONSTANT PRICE ASSUMPTION AFTER THE ACQUISITION OF KEYWEST

                                         PETROLEUM AND NATURAL GAS RESERVES (A)

-----------------------------------------------------------------------------------------------------------------------
                          CRUDE OIL & NGLS (mbbls)                   NATURAL GAS (mmcf)                  TOTAL (MBOE)
-----------------------------------------------------------------------------------------------------------------------
                         VIKING             KEYWEST             VIKING               KEYWEST               COMBINED
-----------------------------------------------------------------------------------------------------------------------
                     GROSS      NET     GROSS      NET     GROSS       NET       GROSS       NET       GROSS       NET
                     -----      ---     -----      ---     -----       ---       -----       ---       -----       ---
PROVED PRODUCING    22,888     20,846   14,692    12,109   62,610    51,967     24,489     19,431     52,097     44,855
PROVED NON-
PRODUCING            4,152      3,541    2,376     1,863    5,901     4,889      8,340      6,657      8,901      7,328
                    ------     ------   ------    ------   ------    ------     ------     ------     ------     ------
TOTAL PROVED        27,040     24,387   17,068    13,972   68,511    56,856     32,829     26,088     60,998     52,183
                    ======     ======   ======    ======   ======    ======     ======     ======     ======     ======
PROBABLE (50%)       6,133      5,422    2,853     2,302   10,846     9,071      4,957      3,980     11,620      9,899
                    ------     ------   ------    ------   ------    ------     ------     ------     ------     ------
ESTABLISHED
(PROVED PLUS 50%
PROBABLE)           33,173     29,809   19,921    16,274   79,357    65,927     37,786     30,068     72,618     62,082
                    ======     ======   ======    ======   ======    ======     ======     ======     ======     ======

                              PRESENT VALUE OF ESTIMATED FUTURE NET CASH FLOWS ($000S) (A)

--------------------------------------------------------------------------------------------------------------------------------
                             0%                         10%                         15%                         20%
----------------- -------------------------- --------------------------- --------------------------- ---------------------------
                  VIKING   KEYWEST COMBINED  VIKING  KEYWEST   COMBINED  VIKING   KEYWEST  COMBINED  VIKING   KEYWEST  COMBINED
                  ------   ----------------  ------  -------   --------  ------   -------  --------  ------   -------  --------
PROVED PRODUCING    735,048 522,367 1,257,415 439,835 333,182   773,017   371,617  284,577  656,194   323,776  249,647  573,423

PROVED NON-
PRODUCING           104,011 102,477   206,488  61,271  66,534   127,805    49,999   56,946  106,945    41,899   49,909   91,808
                  --------- ------- --------- ------- -------   -------   -------  -------  -------   -------  -------  -------
TOTAL PROVED        839,059 624,844 1,463,903 501,106 399,716   900,822   421,616  341,523  763,139   365,675  299,556  665,231
                  ========= ======= ========= ======= =======   =======   =======  =======  =======   =======  =======  =======
PROBABLE (50%)      174,621  96,305   270,926  65,740  48,629   114,369    48,186   38,581   86,767    37,759   31,826   69,585
                   -------- ------- --------- ------- -------   -------   -------  -------  -------   -------  -------  -------
ESTABLISHED
(PROVED PLUS
50% PROBABLE)     1,013,680 721,149 1,734,829 566,846 448,345   1,015,191 469,802  380,104  849,906   403,434  331,382  734,816
                  ========= ======= ========= ======= =======   =======   =======  =======  =======   =======  =======  =======

Note (a):  .Viking reserves are as at January 1, 2003 and KeyWest's reserves are at March 1, 2003.

NOTES:
(1) "Gross reserves" are the total working interest and/or royalty interest share of reserves before deducting royalties owned by others.
(2) "Net reserves" are the total working interest and/or royalty interest share of reserves after deducting the amount attributable to royalties owned by others.
(3) "Proved" reserves are reserves estimated as recoverable with a high degree of certainty under anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status. Substantially all of the gross proved producing reserves are currently on production.
(5) "Proved Non-producing" reserves are those Proved reserves that are not classified as Proved Producing reserves.
(6) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data do not demonstrate to be Proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the Proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes that can be reasonably expected to be instituted in the future.
(7) Future net cash flows have been calculated from the production profiles and capital and operating costs forecasts prepared by GLJ. The net cash flow forecasts and present values (net after royalties, mineral tax, operating expenses, abandonment costs and capital investments) have been determined before income tax.
(8) Net production cash flow is income derived from the sale of net reserves of oil, gas and gas by-products, less all capital costs, production taxes and operating costs but before provision for income taxes, general and administrative expenses, and abandonment costs. All values are shown in Canadian dollars. The escalating price and cost assumptions assume the continuance of current laws and regulations, any increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. In the case of escalating price and cost assumptions, operating and capital costs have been escalated in accordance with GLJ's estimate thereof. The oil and natural gas price forecasts used by GLJ are summarized below:

                                             WTI CRUDE OIL AT   LIGHT, SWEET CRUDE OIL AT   AVERAGE ALBERTA GAS
               INFLATION    EXCHANGE RATE   CUSHING, OKLAHOMA       EDMONTON CITY GATE             PRICE
      YEAR        (%)       (CDN.$/U.S.$)      (U.S.$/bbl)             (CDN.$/bbl)               ($/mmbtu)
      ----        ---       -------------      -----------             -----------               ---------
      2003        1.5            0.675             30.75                  44.50                     6.60
      2004        1.5            0.68              25.00                  36.00                     5.45
      2005        1.5            0.68              23.00                  33.00                     5.05
      2006        1.5            0.68              23.00                  33.00                     5.05
      2007        1.5            0.68              23.00                  33.00                     5.05
      2008        1.5            0.68              23.00                  33.00                     5.15
      2009        1.5            0.68              23.00                  33.00                     5.25
      2010        1.5            0.68              23.25                  33.50                     5.35
     2011+        +1.5           0.68              +1.5%/yr               +1.5%/yr                 +1.5%/yr

     The Edmonton City Gate oil price forecast listed above is for 40|_| API light sweet crude containing 0.3% sulphur. The oil prices shown were adjusted for crude quality and transportation tariffs to represent the prices received in the different areas. The average Alberta gas price forecast listed above is at the Nova receipt point and is subject to all gathering, processing and compression costs incurred by the producer. The gas prices shown were adjusted for heating value and specific contract terms to represent the prices received by VHI and VEAL in the different areas. The adjustment increments were assumed to increase with inflation throughout the forecasts.
(9) The constant price and cost assumptions employ December 2002 prices for Viking and March 2003 prices for KeyWest for the life of the properties and assume the continuance of current laws, regulations and operating costs in effect on the effective date of the GLJ Report. Product prices have not been escalated beyond GLJ's forecasts for 2003. In addition, operating and capital costs have not been increased on an inflationary basis.
(10) GLJ estimates the total undiscounted capital costs necessary to achieve the estimated future net cash flows associated with the total established (proved plus risked probable) reserves case based on escalated price and cost assumptions to be $56,074 ($42,100 for Viking and $13,974 for KeyWest), of which $23,908 ($15,400 for Viking and $8,508 for KeyWest) is attributable to 2003 and $20,634 ($16,200 for Viking and $4,434 for KeyWest) to 2004.
(11) GLJ estimates the total undiscounted capital costs necessary to achieve the estimated future net cash flows associated with the total proved plus risked probable reserves case based on constant price and cost assumptions to be $55,100 ($41,300 for Viking and $13,800 for KeyWest), $23,900
     ($15,400 for Viking and $8,500 for KeyWest) of which is attributable to 2003 and $20,300 ($15,900 for Viking and $4,400 for KeyWest) of which is attributable to 2004.
(12) "Estimated Future Net Cash Flows" has been calculated before deduction of income tax. The present worth of estimated Future Net Production Flows is not to be construed as fair market value.


RECONCILIATION OF RESERVES

In the year ending December 31, 2002, VHT's and VEAL's total established (proved plus risked 50% probable) reserves decreased by 5% from 47,978 mboe to 45,388 mboe, net of production. Net acquisitions completed in 2002 increased the established (proved plus risked probable) reserves by 3,386 mboe while revisions and development activities provided 257 mboe in the year ending December 31, 2002.

The following table sets forth a reconciliation of VHT's and VEAL's gross total proved plus probable reserves as at December 31, 2001 against such reserves of VHT and VEAL as at December 31, 2002 based on escalating price and cost assumptions.

                                    PETROLEUM AND NATURAL GAS RESERVES RECONCILIATION
                  -----------------------------------------------------------------------------------------------------
                          CRUDE OIL & NGLS (mbbls)                   NATURAL GAS (bcf)                   TOTAL (MBOE)
                  -----------------------------------------------------------------------------------------------------
                      PROVED   PROBABLE(1)     TOTAL     PROVED    PROBABLE(1)   TOTAL     PROVED    PROBABLE(1)    TOTAL
                      ------   -----------     -----     ------    -----------   -----     ------    -----------    -----
Opening Reserves      27,007      11,412      38,419       79.4        24.2      103.6     40,233      15,490      55,723
Acquisitions           2,158         722       2,880        5.0         0.4        5.4      2,985         802       3,787
Dispositions            (653)       (244)       (897)      (4.7)       (1.6)      (6.3)    (1,434)       (518)     (1,952)
Revisions               (272)       (440)       (712)      (4.6)       (4.0)      (8.6)    (1,030)     (1,118)     (2,148)
Development              733         620       1,353        3.6         2.4        6.0      1,339       1,014       2,353
Production            (2,692)         --      (2,692)     (11.1)         --      (11.1)    (4,538)         --      (4,538)
                      ------      ------      ------       ----        ----       ----     ------      ------      ------
YEAR ENDING
RESERVES              26,281      12,070      38,351       67.6        21.4       89.0     37,555      15,670      53,225
                      ------      ------      ------       ----        ----       ----     ------      ------      ------

NOTE: (1) The probable reserves in this table have not been risked at 50%, and therefore, the total column does not represent established reserves. The total column reflects total proved plus probable reserves.


NETBACK FROM OPERATIONS

The average field netback from operations for each boe produced was $17.67 for the year ended December 31, 2002. The following table summarizes the netback from operations:

                             NETBACK FROM OPERATIONS

                                                          YEAR ENDED
         ($ PER BOE)                                  DECEMBER 31, 2002
         ---------------------------------------      -----------------
         Average sales price                                $29.68
         Less:
         Royalties, net of ARTC                               4.07
         Production costs                                     7.94
                                                      ------------------
         Field netback from operations                      $17.67
                                                      ==================

QUARTERLY PRODUCTION, PRODUCT NETBACKS AND CAPITAL EXPENDITURES INFORMATION DECEMBER 31, 2002

                                                    2002                                      2001
                                   --------------------------------------    ---------------------------------------
                                         For the three months ended                For the three months ended
                                   --------------------------------------    ---------------------------------------
PRODUCT                            Mar. 31   June 30   Sept. 30   Dec. 31    Mar. 31     June 30  Sept. 30   Dec. 31
                                   -------   -------   --------   -------    -------     -------  --------   -------
  Crude Oil and NGLs (bbls/day)      7,466     7,260      7,432     7,341      8,084       7,761     7,859     7,631
  Natural gas (mcf/day)             29,690    32,363     30,968    28,417     14,442      14,981    32,682    30,802
-----------------------------------------------------------------------------------------------------------------------
  Total (BOE/day)                   12,415    12,654     12,593    12,078     10,491      10,258    13,306    12,765
-----------------------------------------------------------------------------------------------------------------------

PRODUCT NETBACKS
  Crude Oil ($/bbl, after hedging)   30.75     34.15      36.28     34.29      36.74       36.35     35.15     28.80
  NGLs ($/BOE)                       18.99     27.93      24.70     32.70      36.62       31.92     27.61     24.57
  Natural Gas ($/mcf, after hedging)  3.48      3.86       3.67      5.08       9.54        6.05      3.14      3.22
-----------------------------------------------------------------------------------------------------------------------
Total Sales Netback ($/BOE)          26.51     29.36      30.09     32.76      41.61       36.33     28.33     25.06
-----------------------------------------------------------------------------------------------------------------------
Royalties and Taxes ($/BOE)           3.34      4.21       4.04      4.72       6.75        5.63      4.37      3.29
Operating Costs ($/BOE)               8.13      7.58       7.69      8.41       7.98        9.00      7.84      8.41
Abandonment Reserve ($/BOE)           0.20      0.20       0.20      0.20       0.20        0.20      0.20      0.20
-----------------------------------------------------------------------------------------------------------------------
Operating Netback ($/BOE)            14.84     17.37      18.16     19.43      26.68       21.50     15.92     13.16
-----------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES ($000'S)
    Property
    Acquisitions/(Dispositions)     (4,169)   (1,189)       658      (434)        --      (2,082)   22,598       143
    Development                      9,152     5,927      3,815     5,635      2,102       9,261     7,148     7,244
-----------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures           4,983     4,738      4,473     5,201      2,102       7,179    29,746     7,387
-----------------------------------------------------------------------------------------------------------------------

MARKETING ARRANGEMENTS

For the period ended December 31, 2002, the Trust received an average sales price of $35.25 per bbl of oil and $25.97 per bbl of natural gas liquids before the effects of hedging. Crude oil is sold pursuant to 30-day evergreen contracts. Natural gas liquids are sold under annual or longer term arrangements. The Trust continuously monitors industry pricing benchmarks for crude oil and natural gas liquids to ensure optimal netbacks and uses two different purchasers for crude oil and various purchases for natural gas liquids. In addition, the Trust employs an independent consultant to review contracts prior to renewal.

During the year ended December 31, 2002, the Trust hedged a portion of its oil and gas production and has a policy that it may fix prices on a portion of its production at, if possible, amounts greater than forecast. If the opportunity arises and market conditions are conducive, the Trust can hedge up to 50% of its forecast production in any one year period.

The average natural gas price received during the period ended December 31, 2002 was $3.94 per thousand cubic feet before the effects of hedging. Approximately 17% of the Trust's gas production is required to be delivered at TransCanada Gas Services Ltd., Pan Alberta Gas Ltd., and ProGas Ltd. pool prices. All remaining production is sold at market prices.

                             SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Trust as at and for the years ended December 31, 2002, 2001, and 2000:

---------------------------------------------------------------------------------------------------
                                                              YEARS ENDED DECEMBER 31,
 (THOUSANDS OF $ EXCEPT PER TRUST UNIT)               2002              2001             2000
---------------------------------------------------------------------------------------------------
Petroleum and natural gas revenue                $    134,697     $    137,305      $     96,396
---------------------------------------------------------------------------------------------------
Total revenues, net of royalties                 $    116,198     $    116,534      $     81,281
---------------------------------------------------------------------------------------------------
Funds from operations                            $     68,792     $     67,621      $     52,404
---------------------------------------------------------------------------------------------------
Net income                                       $     16,911     $     29,756      $     33,714
---------------------------------------------------------------------------------------------------
Net income per Trust Unit(1)                     $       0.31     $       0.75      $       1.36
---------------------------------------------------------------------------------------------------
Unitholder distributions                         $     62,475     $     73,326      $     43,222
---------------------------------------------------------------------------------------------------
Distributions per Trust Unit                     $       1.16     $       1.91      $       1.71
---------------------------------------------------------------------------------------------------
Total book value of assets                       $    393,100     $    402,312      $    166,444
---------------------------------------------------------------------------------------------------
Working Capital (deficit)                        $     (1,933)    $     (1,537)     $      4,277
---------------------------------------------------------------------------------------------------
Total Bank Loan (current and long-term)          $     92,768     $     87,037      $     35,422
---------------------------------------------------------------------------------------------------
Unitholders' equity                              $    229,162     $    251,122      $    114,829
---------------------------------------------------------------------------------------------------
Trust Units outstanding at year end                    54,715           51,056            27,753
---------------------------------------------------------------------------------------------------
Trust Unit price at year end                     $       7.07     $       6.42      $       8.55
---------------------------------------------------------------------------------------------------

NOTE: (1) Net income per Trust Unit on a diluted basis for 2002, 2001, and 2000 was $0.31. $0.74 and $1.34 respectively.


The following table sets forth selected unaudited consolidated financial information of the Trust with respect to each of the last eight completed financial quarters of the Trust:

                                                                      SELECTED QUARTERLY INFORMATION
------------------------------------------------------------------------------------------------------------------------
                                                                              3 MONTHS ENDED
                                                      MARCH 31,         JUNE 30,       SEPTEMBER 30,     DECEMBER 31,
(THOUSANDS OF $ EXCEPT PER TRUST UNIT)                  2002              2002              2002             2002
------------------------------------------------------------------------------------------------------------------------
Total revenues                                      $   29,624       $    33,805      $    34,835       $     36,433
------------------------------------------------------------------------------------------------------------------------
Funds from operations                               $   14,392       $    17,706      $    18,208       $     18,486
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $    4,149       $     7,575      $     7,817       $     (2,630)(2)
------------------------------------------------------------------------------------------------------------------------
Net income (loss) per Trust Unit(1)                 $     0.08       $      0.14      $      0.14       $      (0.05)
------------------------------------------------------------------------------------------------------------------------
Unitholder distribution                             $   14,058       $    15,694      $    16,317       $     16,406
------------------------------------------------------------------------------------------------------------------------
Distribution per Trust Unit                         $     0.27       $      0.29      $      0.30       $       0.30
------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Diluted net income (loss) per Unit yielded the same result as basic net income per Unit.
(2) The internalization cost of $8.3 million was expensed in full resulting in a net loss for the quarter.


                                                                      SELECTED QUARTERLY INFORMATION
------------------------------------------------------------------------------------------------------------------------
                                                                              3 MONTHS ENDED
                                                      MARCH 31,         JUNE 30,       SEPTEMBER 30,     DECEMBER 31,
(THOUSANDS OF $ EXCEPT PER TRUST UNIT)                  2001              2001              2001             2001
------------------------------------------------------------------------------------------------------------------------
Total revenues                                      $   39,290       $   33,910       $    34,676       $     29,429
------------------------------------------------------------------------------------------------------------------------
Funds from operations                               $   21,386       $   17,410       $    15,953       $     12,872
------------------------------------------------------------------------------------------------------------------------
Net income                                          $   14,039       $    9,792       $     6,134       $      (209)
------------------------------------------------------------------------------------------------------------------------
Net income per Trust Unit(1)                        $     0.43       $     0.25       $      0.14       $       0.00
------------------------------------------------------------------------------------------------------------------------
Unitholder distribution                             $   16,735       $   20,880       $    19,681       $     16,030
------------------------------------------------------------------------------------------------------------------------
Distribution per Trust Unit                         $     0.54       $     0.60       $      0.45       $       0.32
------------------------------------------------------------------------------------------------------------------------

NOTE: (1) Net income per Trust Unit on a diluted basis by quarter was $0.43, $0.27, $0.14 and $0.00 respectively.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading "Management's Discussion and Analysis" contained on pages 16 through 21 of the Trust's annual report for the year ended December 31, 2002 (the "Annual Report"), which information is incorporated herein by reference.

                                   TRUST UNITS

Pursuant to the terms of the VERT Trust Indenture, an unlimited number of Trust Units may be issued. As at September 16, 2003, there were 89,633,396 Trust Units issued, outstanding and trading on the Toronto Stock Exchange. In addition, the Trust has granted a total of 5,638,000 options from inception to date. Of this amount, 1,748,350 options have been exercised and 806,600 options have been cancelled or repurchased, leaving a balance of 3,083,050 options outstanding at September 16, 2003. Of the outstanding options, 1,237,050 were vested at September 16, 2003 at an average exercise price of $7.67 per Unit option before adjustment to reflect distributions and $6.58 per Unit option after adjustment to reflect distributions. If all vested options were exercised, the Trust would have 90,870,446 Trust Units outstanding. Proceeds to the Trust from the exercise of options would total $9.5 million before taking into account the adjustments to reflect distributions and $8.14 million after taking into account adjustments to reflect distributions.

Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of the Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion or pre-emptive rights attach to the Trust Units. The VERT Trust Indenture provides that Unitholders shall not be liable for or in respect of the obligations of the Trust and that any contracts entered into on behalf of the Trust shall not be personally binding on the Trustee or the any Unitholder and any liability shall be limited to and satisfied only out of the assets of the Trust. Notwithstanding the terms of the VERT Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation.

                              MARKET FOR SECURITIES

The Trust Units have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VKR.UN" since December 18, 1996. The Convertible Debentures have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VKR.DB" since January 15, 2003.

                               DISTRIBUTION RECORD

Cash distributions are calculated and recorded on an accrual basis by the Trust in its consolidated financial statements. During 2002 cash distributions were paid monthly to Unitholders of record on the last day of each month.

                             INCOME TAX INFORMATION

UNITS HELD WITHIN A RRSP, RRIF OR DPSP

No amount is to be reported in respect of Trust Units held within a Registered Retirement Savings Plan (RRSP), Registered Education Savings Plan ("RESP"), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan
(DPSP).

UNITS HELD OUTSIDE AN RRSP, RRIF OR DPSP

Unitholders who held Trust Units outside a RRSP, RESP, RRIF or DPSP and who received one or more cash distributions during the 2002 calendar year will receive a "T3 Supplementary Slip". The amount to be reported as income in 2002 is 42% of the total amount of distributions received.

ADJUSTED COST BASE ("ACB") REDUCTION

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Trust Units held as capital property by a Unitholder. As set out below, the ACB of each Trust Unit is reduced by the portion of distributions received, which is not reported on the T3 slip. For amounts received in 2002, 58% will be a return of capital and will reduce the ACB of each Trust Unit. Should a taxpayer's ACB ever be reduced below zero, that negative amount is deemed to be a capital gain of the individual and the ACB is deemed to be nil. That capital gain must be reported on Schedule 3 of your T1 return.

The following amounts represent the total per unit cash distributions in 2002, the taxable portions of those distributions, and the amount by which individuals must reduce the ACB of each unit in respect of those distributions.

                              TOTAL PER UNIT        TAXABLE            ACB
DISTRIBUTION DATE, 2002    DISTRIBUTION (100%)   PORTION (42%)   REDUCTION (58%)
--------------------------------------------------------------------------------
January 15                        $0.10             $0.0420          $0.0580
February 15                       $0.09             $0.0378          $0.0522
March 15                          $0.09             $0.0378          $0.0522
April 15                          $0.09             $0.0378          $0.0522
May 15                            $0.09             $0.0378          $0.0522
June 17                           $0.10              $0.420          $0.0580
July 15                           $0.10              $0.420          $0.0580
August 15                         $0.10              $0.420          $0.0580
September 16                      $0.10              $0.420          $0.0580
October 15                        $0.10              $0.420          $0.0580
November 15                       $0.10              $0.420          $0.0580
December 16                       $0.10              $0.420          $0.0580
--------------------------------------------------------------------------------
                                  $1.16             $0.4872          $0.6728
================================================================================

The December 2002 distribution of $0.10 per unit was paid on January 15, 2003 and will be included in 2003 tax calculations.

                             DIRECTORS AND OFFICERS

The Board of Directors of VHI consists of six members. The chairman of the Board of Directors must be one of the directors elected by the Unitholders. Pursuant to the terms of the VERT Trust Indenture, the Board of Directors of VHI has the authority and responsibility to make or approve most significant decisions affecting the Trust. Each director holds office until the Trust's next annual meeting of Unitholders or until his successor is duly elected or appointed.

The following table sets forth the name, municipality of residence, year first elected to the board and principal occupation of each of the directors of VHI:


                                                  DIRECTORS OF VHI
                                                  ----------------
       NAME AND MUNICIPALITY
            OF RESIDENCE                   YEAR FIRST ELECTED                      PRINCIPAL OCCUPATION
----------------------------------         ------------------        ---------------------------------------------
H. DOUGLAS HUNTER                                 1996               President, RFM Capital Corporation Ltd.
Calgary, Alberta

THOMAS J. WALSH, Q.C.                             1996               Counsel, Walsh Wilkins
Calgary, Alberta

THOMAS L. BRINKERHOFF                             1996               President, Brinkerhoff Drilling General
Calgary, Alberta                                                     Partnership

DALE BLUE                                         2001               Independent Consultant
Mississauga, Ontario

JAMES S. BLAIR                                    2002               President and Chief Executive Officer, ExAlta
Calgary, Alberta                                                     Energy Inc.

A. KIRK PURDY                                     1996               President and Chief Executive Officer of Viking
Okotoks, Alberta

Mr. Hunter, with over thirty years experience in the oil and gas industry, has been the President of Petroleum Capital Corporation since 1987. Mr. Walsh, Counsel to Walsh Wilkins, has practiced law with Cromarty Walsh (1954-1958) and Walsh Wilkins (1958 to 1996). Mr. Brinkerhoff is currently the President and sole shareholder of Brinkerhoff Drilling General Partnership. Mr. Blue is an independent consultant who formerly served as the Chairman, President and Chief Executive Officer of Chase Manhattan Bank of Canada. Mr. Blair is currently the President and Chief Executive Officer of ExAlta Energy Inc.

The Board of Directors of VHI has an Audit Committee, a Corporate Governance Committee, an Environment Committee and a Compensation Committee. The Audit Committee is comprised of Messrs. Blue, Brinkerhoff, Walsh and Hunter. The Corporate Governance Committee is comprised of Messrs. Brinkerhoff, Blair and Hunter. The Health, Safety and Environmental Committee is comprised of Messrs. Walsh and Purdy and the Compensation Committee is comprised of Messrs. Blair, Hunter and Blue. The Board of Directors of VHI does not have an Executive Committee as the Board of Directors as a whole undertakes these responsibilities.

The following table sets forth the name, municipality of residence, position held with VHI and principal occupation of each of the executive officers of VHI:

                                             EXECUTIVE OFFICERS OF VHI
                                             -------------------------
     NAME AND MUNICIPALITY
          OF RESIDENCE               POSITION WITH VHI                             PRINCIPAL OCCUPATION
--------------------------------     -----------------                  ------------------------------------------
A. KIRK PURDY                        President  and  Chief Executive    President and Chief Executive Officer of
Okotoks, Alberta                     Officer and Director               Viking

WAYNE KING                           Executive Vice-President, and      Executive Vice-President, and Chief
Calgary, Alberta                     Chief Financial Officer            Financial Officer of Viking

JOHN MCGILVARY                       Chief Operating Officer            Chief Operating Officer
Calgary, Alberta                                                        of Viking

MARK MERSTORF                        Vice President, Administration     Vice President, Administration, and
Chestermere, Alberta                 and Controller                     Controller of Viking

ROBERT J. ENGBLOOM                   Corporate Secretary                Partner, Macleod Dixon LLP
Calgary, Alberta

The principal occupations of the executive officers of VHI are as follows:

Mr. Purdy has been the President and Chief Executive Officer and a director of VHI since their respective inceptions. Mr. Purdy's most recent position prior to Viking was as President of Manvest Inc., a privately controlled Venture Capital and Merchant Banking enterprise. Mr. King is currently the Executive Vice President and Chief Financial Officer of VHI. He acted as Vice President, Finance and Chief Financial Officer since VHI's inception until July 2001, when he was appointed to his current role. Mr. King is a Chartered Accountant. Previously he was the President and Project Manager for a private company and prior to that, from 1992 to 1995, he was the CFO of Denbury Resources Inc., a publicly traded oil and gas company. Mr. McGilvary is a professional geologist and brings 30 years of oil and gas industry experience to the Trust and effective June 20, 2003 was hired as Chief Operating Officer. He has been an independent consultant for the last six years. As part of his work he has provided a significant amount of geological and administrative services to the Trust. Prior to that he was President of a private company, Futurity Energy Ltd, which the Trust acquired in 1996. Mr. Merstorf is a Certified Management Accountant with 17 years of experience in the oil and gas industry. Prior to joining Viking, he was with the Canadian division of Dekalb Energy for ten years in varying capacities in the accounting, finance, treasury and investor relations areas. Mr. Engbloom has been a partner with the law firm of Macleod Dixon LLP since 1999 and prior thereto he was a partner with the law firm of MacKimmie Matthews. Subsequent to Mr. McGilvary joining the senior management team the Trust accepted the resignations of Mr. Dolph at the end of June and Mr. Watmough in early September 2003.

As at the date of this Revised Renewal Annual Information Form, the directors and officers of VHI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 741,914 Trust Units, representing 0.8% of the 89,633,396 issued and outstanding Trust Units.

                     COMPETITIVE CONDITIONS AND RISK FACTORS

Viking's operations are subject to all of the inherent risks normally associated with development and other operations conducted in respect of oil and natural gas properties, and there are inherent risks attributable to an open-end trust, including the following:

PURCHASE OF PROPERTIES AND ASSETS

The price paid for the purchase of Viking's properties and assets was based on engineering and economic assessments made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the Properties, VHI and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties.

RESERVE ESTIMATES

The reserve and recovery information contained in the GLJ Report are only estimates, and the actual production and ultimate reserves from the Properties may be greater or less than the estimates prepared by GLJ.

VOLATILITY OF OIL AND NATURAL GAS PRICES

VHT's operational results and financial condition, and therefore the amounts paid to the Trust, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, all of which are beyond the control of VHI. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition and therefore on the distributable income to be distributed to holders of Trust Units.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

INVESTMENT ELIGIBILITY

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs and DPSPs ("Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.I of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to assets owned by VHT and/or VHI and possible liability to third parties. Both VHI, on behalf of itself and VHT maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. VHI, on behalf of itself and VHT may become liable for damages arising from such events against which it cannot insure, or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable income.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform its functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of VHI, on behalf of itself and VHT to certain properties. A reduction of the distributable income could result in such circumstances.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to significant environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of VHI, on behalf of itself and VHT, the properties or the assets of VHT or VHI. Such legislation may be changed to impose higher standards and potentially more costly obligations on VHT or VHI. Although VHI, on behalf of itself and VHT have established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

DEBT SERVICE

Amounts paid in respect of interest and principal on debt incurred by VHI, on behalf of itself and VHT will reduce distributable income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the VHT Royalty, VHI Royalty, debt service charges and distributable income. Certain covenants of the agreements with the lender may also limit distributions to the Trust. Although VHI believes the credit facility will be sufficient for VHT's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of VHT or VHI, or that additional funds will be able to be obtained.

Viking's creditors have been provided with security over all of the assets of VHI. If VHI becomes unable to pay its debt service charges, or otherwise commits an event of default such as bankruptcy, the bank may foreclose on or sell the assets of VHT or VHI, as the case may be, free from or together with the VHI Royalty or VHT Royalty, as applicable.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to VHI, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties or the establishment by the operator of reserves for such expenses.

DEPLETION OF RESERVES

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of royalty, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Neither VHT nor VHI re-invest cash flow in the same manner as other industry participants. Accordingly, absent capital injections, VHT's and VHI's production levels and reserves will decline.

VHT's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on VHI's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, VHT's reserves and production will decline over time as reserves are exploited. VHI's future cash flows will be highly dependent on its success in making accretive acquisitions in the oil and gas sector.

There can be no assurance that management, on behalf of VHT and VHI, will be successful in developing or acquiring additional properties or assets, as the case may be, on terms that meet the Trust's investment objectives.

ADDITIONAL FINANCING

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Trust's, VHT's and VHI's ability to make the necessary capital investments to maintain or expand its oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that the Trust, VHT or VHI is required to use cash flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of distributable income will be reduced.

COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. The Trust and VHI, on behalf of itself and VHT will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust, VHT or VHI.

RETURN OF CAPITAL

Trust Units will have limited value when reserves from the Properties can no longer be economically produced. Cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's assets will be permitted investments under the VERT Trust Indenture, the VHT Royalty, the VHI Royalty, the trust units of VHT, the shares of VHI and the assets of VHT and VHI .. The price per Trust Unit is a function of anticipated distributable income, the assets acquired by VHI, on behalf of itself and VHT and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of VHI, on behalf of itself and VHT to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

RETRACTION RIGHT

It is anticipated that the retraction right will not be the primary mechanism for Unitholders to liquidate their investment. Cash distributions are subject to limitations and any securities which may be distributed IN SPECIE to Unitholders in connection with a retraction will not be listed on any stock exchange and no market is expected to develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the Securities pursuant to the retraction right.

UNITHOLDER LIMITED LIABILITY

The VERT Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. Pursuant to the VERT Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The VERT Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

                              GOVERNMENT REGULATION
The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted.

PRICING AND MARKETING - OIL

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (up to 25 years) requires an exporter to obtain an export licence from the NEB and the issue OF SUCH A LICENCE REQUIRES THE APPROVAL OF THE GOVERNOR-IN-COUNCIL.

PRICING AND MARKETING - NATURAL GAS

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB and the government of Canada. Natural gas exports for a term of: (i) less than two years; or (ii) for a period of two to 20 years, in quantities of not more than 30,000 m3 per day, must be made pursuant to an NEB order. Any natural gas exports to be made pursuant to a contract of longer duration (up to 25 years) requires the exporter to obtain an export license from the NEB and the issuance of such a license requires Governor-in-Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from Alberta for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

THE NORTH AMERICAN FREE TRADE AGREEMENT

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States of America ("U.S.") and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed (assuming any restrictions on exports are otherwise justified under the General Agreement on Tariffs and Trade), provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price, or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

ROYALTIES AND INCENTIVES

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

In Alberta, natural gas crown royalties are reduced by certain allowable costs generally referred to as "gas cost allowance". Gas cost allowance is a deduction from natural gas crown royalty payments for the Crown's share of costs incurred to gather, compress and process natural gas, natural gas liquids, and sulphur. The royalty in respect of natural gas reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Resource Development for the previous quarterly period.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

ENVIRONMENTAL REGULATION

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations, and can affect the location of wells and facilities and the extent to which exploration and development is permitted. In addition, related legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities, and that to ensure adequate provision for some, significant deposits may be required to be made in certain situations. A breach of environment legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT. Under the new act, environmental standards and compliance for releases, clean-up and reporting are stricter. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process. VHI, on behalf of itself and VHT are committed to meeting their responsibilities to protect the environment wherever they operate and anticipate making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. VHI's, on behalf of itself and VHT internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. The Trust believes that both VHT and VHI will be in material compliance with applicable environmental laws and regulations with respect to the Properties.

WORKER SAFETY

Oilfield operations must be carried out in accordance with safe work procedures, rules and policies contained in provincial safety legislation. Such legislation requires that every employer ensure the health and safety of all persons at any of its work sites and all workers engaged in the work of that employer, and that every employer ensure that all of its employees are aware of their duties and responsibilities under the applicable legislation. Such legislation also provides accident reporting procedures.

                             ADDITIONAL INFORMATION

Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of Trust Units, options to purchase Trust Units and interests of insiders in material transactions, is contained in the Trust's proxy statement and information circular dated April 4, 2003 (the "Information Circular") that was prepared in relation to the annual and special meeting of Unitholders held on May 15, 2003.

Additional financial information is provided in the consolidated financial statements of the Trust as at and for the year ended December 31, 2002, and a discussion of the affairs of the Trust is provided in the combined consolidated financial statements of the Trust and Management's Discussion and Analysis of Financial Condition and Results of Operation, all as contained in the Trust's Annual Report.

The Trust will provide the following documents to any person or company upon request to the Assistant Corporate Secretary at Suite 400, 330 - 5th Avenue S.W., Calgary, AB, T2P 0L4:

1. when any securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

         (a) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

         (b) one copy of the consolidated financial statements of the Trust for the period ended December 31, 2002, together with the report of the auditors (the "Financial Statements"), and one copy of any interim financial statements issued subsequent thereto;

         (c)      one copy of the Information Circular; and

         (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and not required to be provided under paragraphs (a) through (c) above; or

2. at any other time, one copy of any of the documents referred to in paragraphs (1)(a) through (c) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Trust.

                                   SCHEDULE A

                 KEYWEST ENERGY CORPORATION FINANCIAL STATEMENTS



AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
February 25, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31                                                2002                2001
------------------------------------------------------------------------------------------
Assets

Current assets:
     Receivables                                        $  13,063,823       $   5,348,233

Capital assets (note 2)                                   192,342,918          99,638,139
------------------------------------------------------------------------------------------
                                                        $ 205,406,741       $ 104,986,372
==========================================================================================


Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities           $  22,153,093       $   8,131,594

Long-term debt (note 3)                                    58,380,937          30,907,821

Provision for site restoration                              2,012,558             990,158

Future taxes (note 6)                                      20,522,219          13,962,144

Shareholders' equity
     Share capital (note 4)                                75,577,571          35,788,333
     Retained earnings                                     26,760,363          15,206,322
------------------------------------------------------------------------------------------
                                                          102,337,934          50,994,655
Plan of arrangement (note 10)
------------------------------------------------------------------------------------------
                                                        $ 205,406,741       $ 104,986,372
==========================================================================================

See accompanying notes to financial statements.

On behalf of the Board:



Director                                        Director
(signed) Harold V. Pedersen                     (signed) Mary C. Blue

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years ended December 31                                          2002                2001
------------------------------------------------------------------------------------------
Revenue:
     Oil and gas production                             $  73,800,306       $  45,197,227
     Royalties                                            (16,857,422)         (8,560,388)
------------------------------------------------------------------------------------------
                                                           56,942,884          36,636,839

Expenses:
     Operating                                             11,948,000           7,531,762
     General and administrative                             3,666,094           2,677,601
     Interest                                               1,409,247             941,983
     Depletion and depreciation                            17,179,865          10,457,795
     Site restoration                                       1,180,000            657,899
------------------------------------------------------------------------------------------
                                                           35,383,206          22,267,040

Earnings before taxes                                      21,559,678          14,369,799

Taxes (note 6):
     Current                                                  492,000             400,000
     Future                                                 7,800,000           4,953,000
------------------------------------------------------------------------------------------
                                                            8,292,000           5,353,000

------------------------------------------------------------------------------------------
Earnings                                                   13,267,678           9,016,799
==========================================================================================

RETAINED EARNINGS:
Retained earnings, beginning of year                       15,206,322           7,826,703

Share repurchases (note 4)                                 (1,713,637)         (1,637,180)

------------------------------------------------------------------------------------------
Retained earnings, end of year                          $  26,760,363       $  15,206,322
==========================================================================================

Weighted average number of common shares outstanding       55,487,107          47,628,384
Earnings per share - basic                              $        0.24       $        0.19
                   - diluted                            $        0.23       $        0.18
==========================================================================================

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31                                          2002                2001
------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating:
     Earnings for the year                              $  13,267,678       $   9,016,799
     Items not affecting cash:
          Depletion and depreciation                       17,179,865          10,457,796
          Site restoration                                  1,180,000             657,899
          Future taxes                                      7,800,000           4,953,000
------------------------------------------------------------------------------------------
     Cash flow from operations                             39,427,543          25,085,494
     Change in non-cash working capital (note 7)             (323,334)            102,288
------------------------------------------------------------------------------------------
                                                           39,104,209          25,187,782

Financing:
     Common shares issued, net of share issue
       costs (note 4)                                      39,566,720           4,865,622
     Increase in long-term debt                            27,473,116          30,907,821
     Shares acquired and cancelled (note 4)                (2,731,044)         (2,755,266)
------------------------------------------------------------------------------------------
                                                           64,308,792          33,018,177

Investing:
     Oil and gas property acquisitions, net of
       dispositions                                       (58,446,412)        (19,980,604)
     Expenditures on capital assets                       (51,438,232)        (36,043,702)
     Site restoration expenditures                           (157,600)           (111,229)
     Change in non-cash working capital (note 7)            6,629,243          (1,199,239)
------------------------------------------------------------------------------------------
                                                         (103,413,001)        (57,334,774)

Increase in cash                                                   --             871,185

Cash position, beginning of year                                   --            (871,185)

------------------------------------------------------------------------------------------
Cash position, end of year                              $         --        $          --
==========================================================================================

Cash flow from operations per share - basic             $        0.71       $        0.53
                                    - diluted           $        0.69       $        0.51
==========================================================================================

Cash payments for:
     Interest                                           $       1,477       $        921
     Capital taxes                                      $         432       $        336
==========================================================================================

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

     Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 9.


1.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  JOINT INTEREST OPERATIONS:

     A portion of the Company's exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

(b)  PETROLEUM AND NATURAL GAS OPERATIONS:

     The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

     The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

     Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

     The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

     Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

(c)  FUTURE SITE RESTORATION COSTS:

     Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(d)  OFFICE FURNITURE AND EQUIPMENT:

     Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e)  STOCK BASED COMPENSATION PLANS:

     The Company has a stock-based compensation plan as described in Note 4. The Company uses the intrinsic-value method of accounting for its stock based compensation plan. Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan are recorded as share capital. The Company does not recognize compensation expense on the issuance of stock options to employees and directors because the exercise price equals the market price on the day of the grant. The Company discloses the pro forma effect of accounting for those stock option awards under the fair value method. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

(f)  INCOME TAXES:

     The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(g)  FOREIGN CURRENCY TRANSLATION:

     Monetary items denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income.

(h)  PER SHARE AMOUNTS:

     Basic earnings per common share and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(i)  FINANCIAL INSTRUMENTS:

     The Company's policy is not to utilize derivative instruments for trading on speculative purposes. The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuation exposures on a portion of its petroleum and natural gas production. These instruments are not recognized in the financial statements on inception. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold. The carrying amounts of these financial instruments which comprise realized gains and losses on terminated contracts are included in accounts receivables in the case of contracts in a gain position and accounts payable in the case of contracts in a loss position.

(j)  USE OF ESTIMATES:

     Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   CAPITAL ASSETS:

                                                        2002                                 2001
                                           --------------------------------    ----------------------------------
                                                               ACCUMULATED                           Accumulated
                                                             DEPLETION AND                         depletion and
                                                   COST       DEPRECIATION              Cost        depreciation
      -----------------------------------------------------------------------------------------------------------
      Petroleum and natural gas
        properties, including well
        equipment                       $   224,540,788  $      34,247,863  $    114,883,202  $       17,349,863
      Gas plants and related                  2,339,233            571,949         2,339,233             415,949
      facilities
      Office furniture and equipment            593,083            310,374           366,025             184,509
      -----------------------------------------------------------------------------------------------------------
                                        $   227,473,104  $      35,130,186  $    117,588,460  $       17,950,321
      -----------------------------------------------------------------------------------------------------------
      Net book value                                     $     192,342,918                    $       99,638,139
      ===========================================================================================================

     At December 31, 2002, petroleum and natural gas properties included $5.2 million (2001 - $5.1 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.7 million (2001 - $8.4 million) are included in depletion and depreciation calculations.

     Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $10.5 million at December 31, 2002 (2001 - $7.9 million).

3.   LONG-TERM DEBT:

     The Company has a $95 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2003 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

     Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three-year term loan. The first repayment of one third of the outstanding balance is due on the 366th day after conversion followed by eight quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

     The facility is secured by a $150 million first floating charge demand debenture over all of the Company's assets.

4.   SHARE CAPITAL:

     The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

     Common shares issued and outstanding:                 Number of Shares          Assigned value
     -----------------------------------------------------------------------------------------------
     Balance, December 31, 2000                                  48,160,575            $ 33,805,297
         Private placement of flow-through shares,
             net of future tax (a)                                2,250,000               2,665,000
         Shares acquired and cancelled (d)                       (1,579,900)             (1,118,086)
         Exercise of warrants (c)                                   296,040                 325,644

     Common shares issued and outstanding:                 Number of Shares          Assigned value
     -----------------------------------------------------------------------------------------------
         Exercise of stock options (e)                              237,666                 211,663
         Share issue costs, net of future tax                            --                (101,185)
     -----------------------------------------------------------------------------------------------
     Balance, December 31, 2001                                  49,364,381              35,788,333
         Shares acquired and cancelled (d)                       (1,127,022)             (1,017,407)
         Exercise of stock options (e)                              813,500                 659,615
         Shares issued (b)                                       16,762,749              42,000,001
         Share issue costs, net of future tax                            --              (1,852,971)
     -----------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2002                                  65,813,608             $75,577,571
     ===============================================================================================

     Options outstanding:                                              2002                    2001
     -----------------------------------------------------------------------------------------------
     Share purchase options (e)                                   5,105,834               4,251,334
     ===============================================================================================


(a) In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2002.

(b) In May 2002, the Company issued, by way of private placement, 5,853,659 common shares at $2.05 per share for gross proceeds of $12,000,001. The Company received promissory notes for loans totaling $600,000 enabling three vice-presidents to purchase 292,683 common shares of the private placement. The loans, included in accounts receivable at December 31, 2002, bear interest at bank prime rate and are repayable in three annual installments commencing May 1, 2006. The loans were repaid in full on February 25, 2003 upon shareholder approval of the plan of arrangement (see
     Note 10).

     In October 2002, the Company entered into an agreement for a private placement of 10,909,090 special warrants at a price of $2.75 per special warrant for net proceeds of $30,000,000. Each special warrant entitled the holder to acquire one common share without payment of any additional consideration. The first closing of 6,165,480 special warrants was completed in October 2002. The remaining 4,743,610 special warrants were issued in November 2002.

(c)  In July 2001, 296,040 warrants were exercised for proceeds of $325,644.

(d) The Company has established a normal course issuer bid that enables the Company to repurchase up to 5,527,682 issued common shares on the open market through the facilities of the Toronto Stock Exchange prior to October 22, 2002. Shares acquired under the bid are cancelled. A previous normal course issuer bid terminated on October 22, 2002. During the year ended December 31, 2002, the Company repurchased and cancelled 1,127,022 (2001 - 1,579,900) common shares at a cost of $2,731,044 (2001 -
     $2,755,266). The excess of the cost of the shares over their assigned value was allocated to retained earnings.

(e) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 5,915,334 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2002, 5,105,834 options with exercise prices between $0.65 and $2.86 were outstanding and exercisable at various dates to the year 2007.

     A summary of the status of the Plan at December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

                                               2002                                  2001
---------------------------------------------------------------------------------------------------------
                                      NUMBER      WEIGHTED AVERAGE         Number        Weighted Average
                                  OF OPTIONS        EXERCISE PRICE     Of Options          Exercise Price
---------------------------------------------------------------------------------------------------------
STOCK OPTIONS, BEGINNING OF YEAR   4,251,334                $0.99       4,184,000                 $0.91
GRANTED                            1,875,000                $2.36         655,000                 $1.84
EXERCISED                           (813,500)               $0.81        (237,666)                $0.89
CANCELLED                           (207,000)               $1.70        (350,000)                $1.60
---------------------------------------------------------------------------------------------------------
STOCK OPTIONS, END OF YEAR         5,105,834                $1.50       4,251,334                 $0.99
EXERCISABLE, END OF YEAR           2,510,834                $1.03       2,422,999                 $0.80
=========================================================================================================

     The following table summarizes information about the stock options outstanding at December 31, 2002:

                                            OPTIONS OUTSTANDING AT              OPTIONS EXERCISABLE AT
                                              DECEMBER 31, 2002                   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------
                                                     WEIGHTED
                                                      AVERAGE     WEIGHTED                      WEIGHTED
                                                    REMAINING      AVERAGE                       AVERAGE
                                       NUMBER     CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
                                   OF OPTIONS            LIFE        PRICE       OF OPTIONS        PRICE
---------------------------------------------------------------------------------------------------------
RANGE OF EXERCISE PRICES
$0.65 TO $0.90                      1,656,667            0.73        $0.71        1,656,667        $0.71
$0.90 TO $1.20                        899,167            2.41        $1.15          609,166        $1.14
$1.20  TO $2.00                       925,000            3.57        $1.61          245,001        $1.58
OVER $2.00                          1,625,000            4.53        $2.42               --           --
---------------------------------------------------------------------------------------------------------
$0.65 TO $2.86                      5,105,834            2.75        $1.50        2,510,834        $1.03
=============================================================================----------------------------

     In addition to the Plan, the Company initiated an employee stock purchase plan in 1999 which is available to all permanent employees. Under the terms of the employee stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by an investment firm that purchases shares on behalf of the employees on the open market. The Company's share of contributions, recorded as compensation expense, amounted to $228,944 in 2002 (2001 - $168,808).

     The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs are recognized for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro-forma amounts:

($ thousands, except per share amounts)                                     2002
--------------------------------------------------------------------------------
Earnings - as reported                                              $    13,268
Earnings - pro forma                                                $    13,055
--------------------------------------------------------------------------------
Basic earnings per share - as reported                              $      0.24
Diluted earnings per share - as reported                            $      0.23
Basic earnings per share - pro forma                                $      0.24
Diluted earnings per share - pro-forma                              $      0.23
--------------------------------------------------------------------------------

     The pro forma amounts shown include the compensation costs associated with stock options granted subsequent to January 1, 2002. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 48%.

5.   PER SHARE AMOUNTS:

     In computing diluted earnings and cash flow from operations per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 - 1.9 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

6.   TAXES:

     The future income tax liability includes the following temporary differences:

                                                           2002                  2001
     ------------------------------------------------------------------------------------
     Oil and gas properties                      $   22,325,184         $  14,603,476
     Site restoration                                  (633,886)             (320,118)
     Share issue costs                               (1,169,079)             (321,214)
     ------------------------------------------------------------------------------------
                                                 $   20,522,219         $  13,962,144
     ====================================================================================

         The provision for future taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before taxes. The difference results from the following:

                                                           2002                  2001
     ------------------------------------------------------------------------------------
     Earnings before taxes                       $   21,559,678         $  14,369,799
     Combined federal and provincial tax rate              42.1%                 43.1%

     Computed "expected" tax                          9,076,624             6,193,383
     Increase (decrease) in taxes resulting from:
          Non-deductible crown charges, net of
            royalty tax credits                       3,634,681             1,723,709
          Resource allowance                         (4,653,492)           (2,905,096)
          Reduction in enacted tax rates               (323,693)             (259,313)
          Non-deductible expenses                        44,466                40,833
          Other                                          21,414               159,484
     ------------------------------------------------------------------------------------
     Reported future taxes                       $    7,800,000         $   4,953,000
     ====================================================================================

7.   CHANGE IN NON-CASH WORKING CAPITAL:

                                                           2002                  2001
     ------------------------------------------------------------------------------------
     Receivables                                 $   (7,715,590)        $   1,182,170
     Accounts payable and accrued liabilities        14,021,499            (2,279,121)
     ------------------------------------------------------------------------------------
                                                 $    6,305,909         $  (1,096,951)
     ------------------------------------------------------------------------------------

     Non-cash working capital - operating        $     (323,334)        $      102,288
     Non-cash working capital - investing             6,629,243            (1,199,239)
     ------------------------------------------------------------------------------------
                                                 $    6,305,909         $  (1,096,951)
     ====================================================================================

8.   FINANCIAL INSTRUMENTS:

     The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest on the long-term debt.

     All of the Company's receivables are with customers in the oil and gas industry and are subject to normal industry credit risk.

     Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The

     Company deals with major institutions and does not anticipate non-performance by counter-parties.

     In 2002, oil and gas production revenue was reduced by $2.4 million (2001 - increased by $1.3) due to commodity and foreign exchange hedging activities. The Company had the following financial instrument hedging positions at December 31, 2002:

     INSTRUMENT                              POSITION HEDGED      PRICING            TERM
     -------------------------------------------------------------------------------------------------------------
     AECO Natural Gas Costless Collars:                           $CDN.
                                                                  -----
                                            1,000 GJ per day     $4.00 - $5.47      November 2002 - March 2003
                                            1,000 GJ per day     $4.50 - $6.40      December 2002 - March 2003
                                            2,000 GJ per day     $4.25 - $6.08       April 2003 - October 2003
     -------------------------------------------------------------------------------------------------------------
     WTI Oil Costless Collars:                                    $US
                                                                  ---
                                          1,000 bbls per day   $25.00 - $28.25   October 2002 - September 2003
                                          1,000 bbls per day   $25.00 - $28.50   October 2002 - September 2003
                                          1,000 bbls per day   $25.00 - $30.90        January 2003 - June 2003
                                            500 bbls per day   $27.00 - $31.30       January 2003 - March 2003
     -------------------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2002, a loss of $784,000 would have been realized had the contracts been settled on that date.

     At December 31, 2001 the Company had the following financial instrument hedging positions:

     INSTRUMENT                              POSITION HEDGED      PRICING            TERM
     --------------------------------------- -------------------- ------------------ ---------------------------------
     AECO Natural Gas Costless Collars:                           $CDN.
                                                                  -----
                                            2,000 GJ per day     $3.00 - $3.75      November 2001 - March 2002
                                            2,000 GJ per day     $3.10 - $3.65      November 2001 - March 2002
                                            1,000 GJ per day     $3.10 - $4.10      December 2001 - March 2002
                                            1,000 GJ per day     $3.25 - $3.85       January 2001 - March 2002
     -------------------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts was nominal.

9. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP"):

     The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission
     (SEC). The significant differences in accounting principles and practices that could effect the reported earnings are as follows:

     o The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. The application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

     o The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

     o The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

         Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

     Reconciliation of the reported earnings as a result of the differences between Canada and the United States accounting principles for the year ended December 31, 2002 and 2001 are as follows:

                                                                        2002              2001
     ------------------------------------------------------------------------------------------
     Earnings for the period, as reported                       $ 13,267,678       $ 9,016,799
     Estimated tax cost of the renunciation of tax
          benefits on expenditures                                        --        (1,835,000)
     ------------------------------------------------------------------------------------------
     Earnings for the period in accordance with
          United States Accounting Principles                   $ 13,267,678       $ 7,181,799
     ------------------------------------------------------------------------------------------
     Earnings per share - basic                                 $       0.24       $      0.15
                        - diluted                               $       0.23       $      0.13
     ==========================================================================================

     The application of United States accounting principles increases the current liabilities on the consolidated balance sheet at December 31, 2002 by $784,000 to $22,926,887 and decreases shareholders' equity by a corresponding amount to $101,337,934. The application of United States accounting principles had no effect on the reported amounts on the consolidated balance sheet at December 31, 2001.

10.  PLAN OF ARRANGEMENT:

     In December 2002 the Company agreed, subject to regulatory, judicial and shareholder approvals, to a plan of arrangement with Viking Energy Royalty Trust ("Viking"). Viking agreed to acquired all the issued and outstanding shares of the Company. As part of the arrangement, the Company transferred interests in certain petroleum and natural gas properties, including a farm-in-right on certain other properties, to a newly incorporated subsidiary of the Company ("Luke Energy Ltd.") in exchange for common shares of Luke Energy Ltd. Following the transactions, the common shares of Luke Energy Ltd. are to be distributed to the shareholders of the Company on a basis of one-tenth of one common share of Luke Energy Ltd. for each share of the Company. On completion of the arrangement, Luke Energy Ltd. will be publicly listed. On February 25, 2003 the plan of arrangement obtained all the required regulatory, judicial and shareholder approvals and was completed. To effect closing of the arrangement, the Company made payments for vested stock options, employee terminations and arrangement costs aggregating approximately $20 million. The payments were funded by borrowings under the existing bank loan facility.

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years in the three-year period ended December, 31, 2001 in accordance with Canadian generally accepted accounting principles.



(Signed) KPMG LLP Chartered Accountants
March 6, 2002 except as to Note 11, which is as of December 20, 2002 Calgary, Canada

CONSOLIDATED BALANCE SHEETS

As at December 31                                                2001                2000
------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Receivables                                        $   5,348,233       $   6,530,403

Capital assets (note 3)                                    99,638,139          54,071,629
------------------------------------------------------------------------------------------
                                                        $ 104,986,372       $  60,602,032
==========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                  $          --       $     871,185
     Accounts payable and accrued liabilities               8,131,594          10,410,715
------------------------------------------------------------------------------------------
                                                            8,131,594          11,281,900

Long-term debt (note 4)                                    30,907,821                  --

Provision for site restoration                                990,158             443,488

Future taxes (note 7)                                      13,962,144           7,244,644

Shareholders' equity
     Share capital (note 5)                                35,788,333          33,805,297
     Retained earnings                                     15,206,322           7,826,703
------------------------------------------------------------------------------------------
Subsequent events (note 11)                                50,994,655          41,632,000

------------------------------------------------------------------------------------------
                                                        $ 104,986,372       $  60,602,032
==========================================================================================

See accompanying notes to financial statements.

On behalf of the Board:


Director                                        Director
"Harold V. Pedersen"                            "Mary C. Blue"

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31                                          2001                2000               1999
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
Revenue:
     Oil and gas production                             $  45,197,227       $  30,641,470      $   6,783,141
     Royalties                                             (8,560,388)         (7,051,028)        (1,457,333)
     Interest and other                                            --             152,698            975,470
-------------------------------------------------------------------------------------------------------------
                                                           36,636,839          23,743,140          6,301,278

Expenses:
     Operating                                              7,531,762           3,876,387          1,428,456
     General and administrative                             2,677,601           2,013,630          1,108,478
     Interest                                                 941,983              25,202                 --
     Depletion and depreciation                            10,457,795           5,736,749          1,755,284
     Site restoration                                         657,899             317,801             51,000
-------------------------------------------------------------------------------------------------------------
                                                           22,267,040          11,969,769          4,343,218

Earnings before taxes                                      14,369,799          11,773,371          1,958,060

Taxes (note 7):
     Current                                                  400,000             196,938             60,000
     Future                                                 4,953,000           4,619,178                 --
-------------------------------------------------------------------------------------------------------------
                                                            5,353,000           4,816,116             60,000

-------------------------------------------------------------------------------------------------------------
Earnings                                                    9,016,799           6,957,255          1,898,060
=============================================================================================================

RETAINED EARNINGS (DEFICIT):
Retained earnings (deficit), beginning of year              7,826,703           1,540,569           (258,693)

Share repurchases (note 5)                                 (1,637,180)           (671,121)           (98,798)

-------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                          $  15,206,322       $   7,826,703      $   1,540,569
=============================================================================================================

Weighted average number of common shares outstanding       47,628,384          47,423,114          37,781,672
Earnings per share - basic                              $        0.19       $        0.15      $        0.05
                   - diluted                            $        0.18       $        0.14      $        0.05
=============================================================================================================

See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31                                          2001                2000               1999
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating:
     Earnings for the year                              $   9,016,799       $   6,957,255      $   1,898,060
     Items not affecting cash:
          Depletion and depreciation                       10,457,796           5,736,749          1,755,284
          Site restoration                                    657,899             317,801             51,000
          Future taxes                                      4,953,000           4,619,178                 --
         Gain on sale of marketable securities                     --                  --            (12,078)
-------------------------------------------------------------------------------------------------------------
     Cash flow from operations                             25,085,494          17,630,983          3,692,266
     Change in non-cash working capital (note 8)              102,288          (2,451,265)        (1,128,236)
-------------------------------------------------------------------------------------------------------------
                                                           25,187,782          15,179,718          2,564,030

Financing:
     Common shares issued, net of share
issue costs (note 5)                                        4,865,622             138,587          8,582,008
     Increase in long-term debt                            30,907,821                  --                 --
     Shares acquired and cancelled (note 5)                (2,755,266)         (1,629,659)          (405,286)
    Cash acquired in acquisitions (note 2)                         --                  --          4,102,886
-------------------------------------------------------------------------------------------------------------
                                                           33,018,177          (1,491,072)        12,279,608

Investing:
     Oil and gas property acquisitions                    (19,980,604)                 --        (19,209,767)
     Corporate acquisition (note 2)                                --          (1,870,753)                --
     Expenditures on capital assets                       (36,043,702)       (26,451,477)         (8,689,192)
     Site restoration expenditures                           (111,229)                 --                 --
     Change in non-cash working capital                    (1,199,239)          3,039,621          3,443,377
    Proceeds on sale of marketable securities                      --                  --             60,000
-------------------------------------------------------------------------------------------------------------
                                                          (57,334,774)        (25,282,609)       (24,395,582)

Increase (decrease) in cash                                   871,185         (11,593,963)        (9,551,944)

Cash position, beginning of year                             (871,185)         10,722,778         20,274,722

-------------------------------------------------------------------------------------------------------------
Cash position, end of year                              $          --       $    (871,185)     $  10,722,778
=============================================================================================================

Cash position includes cash and term deposits net of bank indebtedness. See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary since September 1, 2001, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 10.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) JOINT INTEREST OPERATIONS:

         A portion of the Company's exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

     (b) PETROLEUM AND NATURAL GAS OPERATIONS:

         The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

         The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

         Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

         The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

         Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

     (c) FUTURE SITE RESTORATION COSTS:

         Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

     (d) OFFICE FURNITURE AND EQUIPMENT:

         Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

     (e) STOCK BASED COMPENSATION PLANS:

         Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital. The Company does not recognize compensation expense on the issuance of employee stock options because the exercise price equals the market price on the day of the grant. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

     (f) INCOME TAXES:

         Effective January 1, 2000, the Company adopted the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Prior to January 1, 2000, income taxes were accounted for by the deferral method of income tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the rate in effect in the year the difference originated.

     (g) FOREIGN CURRENCY TRANSLATION:

         Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items which are deferred and amortized over their remaining term.

     (h) PER SHARE AMOUNTS:

         Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

     (i) FINANCIAL INSTRUMENTS:

         The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its petroleum and natural gas production. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold.

     (j) USE OF ESTIMATES:

         Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     (k) COMPARATIVE FIGURES:

         Certain prior period figures have been reclassified to conform with the current financial statement presentation.

2.   ACQUISITION:

     On September 1, 2000, the Company issued 1,818,186 common shares with a fair value of $1,854,550 (based on an average trading share price of the common shares prior to the acquisition) and cash consideration of $1,870,753 in exchange for all the issued and outstanding shares of Viewpoint Resources Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Viewpoint included from September 1, 2000.

           Net assets acquired:
             Working capital deficiency                           $    (171,212)
             Capital assets                                           6,788,861
             Provision for future site restoration                      (48,087)
             Future taxes                                            (2,694,259)
           ---------------------------------------------------------------------
                                                                  $   3,875,303
           =====================================================================

           Consideration paid:
             1,818,186 common shares                              $   1,854,550
             Cash                                                     1,870,753
             Acquisition costs                                          150,000
           ---------------------------------------------------------------------
                                                                  $   3,875,303
           =====================================================================

     Effective June 1, 1999, the Company issued 7,063,512 common shares with a fair value of $5,156,000 (based on an average trading share price of the common shares prior to the acquisition) in exchange for all the issued and outstanding shares of Sequoia Exploration and Development Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Sequoia included from the effective date. The net assets acquired were: cash ($4,102,886), oil and gas properties ($1,349,622), future site restoration liability ($26,600) and assumed liabilities, including deal costs ($269,908).

3.   CAPITAL ASSETS:

                                                          2001                                   2000
                                            ---------------------------------      ---------------------------------
                                                                 ACCUMULATED                            Accumulated
                                                               DEPLETION AND                          depletion and
                                                    COST        DEPRECIATION              Cost         depreciation
        ------------------------------------------------------------------------------------------------------------
        Petroleum and natural gas
          properties, including well
          equipment                        $ 114,883,202       $  17,349,863     $  58,922,492        $   7,134,871
        Gas plants and related facilities      2,339,233             415,949         2,339,233              260,000
        Office furniture and equipment           366,025             184,509           302,430               97,655
        ------------------------------------------------------------------------------------------------------------
                                           $ 117,588,460       $  17,950,321     $  61,564,155        $   7,492,526
        ------------------------------------------------------------------------------------------------------------
        Net book value                                         $  99,638,139                          $  54,071,629
        ============================================================================================================

     At December 31, 2001, petroleum and natural gas properties included $5.1 million (2000 - $1.3 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.4 million (2000 - $5.2 million) are included in depletion and depreciation calculations.

     Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $7.9 million at December 31, 2001 (2000
     - $4.2 million).

4.   LONG-TERM DEBT:

     The Company has a $60 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2002 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

     Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three year term loan, repayable in twelve equal quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

     The facility is secured by a $75 million first floating charge demand debenture over all of the Company's assets.

5.   SHARE CAPITAL:

     The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

         COMMON SHARES ISSUED AND OUTSTANDING:                  NUMBER OF SHARES    ASSIGNED VALUE
         ------------------------------------------------------------------------------------------
         Balance, December 31, 1998                                   31,851,463     $ 20,231,178
             Shares issued on acquisition (note 2)                     7,063,512        5,156,000
             Exercise of warrants (d)                                  1,600,250        1,616,253
             Exercise of stock options (e)                                40,000           26,000
             Shares acquired and cancelled (b)                          (471,800)        (306,489)
             Shares issued on exercise of special warrants (c)         4,950,500        5,000,005
             Private placement of flow-through shares (a)              2,380,954        2,500,002
             Share issue costs                                                --         (560,251)
         ------------------------------------------------------------------------------------------
         Balance, December 31, 1999                                   47,414,879       33,662,698
             Shares issued on acquisition (note 2)                     1,818,186        1,854,550
             Shares acquired and cancelled (b)                        (1,347,500)        (958,538)
             Exercise of warrants (c)                                    199,010          201,001
             Exercise of stock options (e)                                76,000           53,450
             Future tax effect on flow-through shares                         --         (892,000)
             Share issue costs, net of future tax                             --         (115,864)
         ------------------------------------------------------------------------------------------
         Balance, December 31, 2000                                   48,160,575       33,805,297
             Private placement of flow-through shares,
                 net of future tax (a)                                 2,250,000        2,665,000
             Shares acquired and cancelled (b)                        (1,579,900)      (1,118,086)
             Exercise of warrants (c)                                    296,040          325,644
             Exercise of stock options (e)                               237,666          211,663
             Share issue costs, net of future tax                             --         (101,185)
         ------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                   49,364,381     $ 35,788,333
         ==========================================================================================

         Warrants and options outstanding:                                  2001             2000
         ------------------------------------------------------------------------------------------
         Share Purchase Options                                        4,251,334        4,184,000
         Underwriters' Warrants (c)                                           --          296,040
         ------------------------------------------------------------------------------------------

     (a) In November 1999, the Company issued 2,380,954 common shares at $1.05 per share for proceeds of $2,500,002. Under the terms of the private placement, $2,000,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2000.

         In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 is required to be expended on qualifying exploration drilling and seismic prior to December 31, 2002.

     (b) The Company has established a normal course issuer bid that will enable the Company to repurchase up to 4,139,626 of its issued and outstanding common shares on the open market through the facilities of the Toronto Stock Exchange. Shares acquired under the bid will be cancelled and the bid will terminate on October 22, 2002. Under previous normal course issuer bids, the Company repurchased and cancelled 1,579,000 (2000 - 1,347,500; 1999 - 471,800) common shares at a cost of $2,755,266 (2000
         - $1,629,659; 1999 - $405,549) during the year ended December 31, 2001.
         The excess of the cost of the shares over their assigned value is allocated to retained earnings.

     (c) In December 1999, the Company issued 4,950,500 common shares upon exercise of 4,950,500 special warrants. The financing was completed on a private placement basis at a price of $1.01 per special warrant for gross proceeds of $5,000,005. The Company also issued 495,050 underwriters' warrants in connection with the sale of the special warrants. In September 2000, 199,010 shares were issued on exercise of these warrants for proceeds of $201,001; the remaining 296,040 warrants were exercised in July 2001 for proceeds of $325,644.

     (d) In 1999, 1,600,250 shares were issued on exercise of KeyWest A and B warrants for proceeds of $1,616,253. Unexercised A and B warrants expired September 22, 1999 and September 25, 1999, respectively. 4,166,667 KeyWest C warrants and 416,667 agent options expired unexercised on November 7, 1999.

     (e) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 4,730,000 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2001, 4,251,334 options with exercise prices between $0.65 and $1.81 were outstanding and exercisable at various dates to the year 2006.

         A summary of the status of the Plan at December 31, 2001 and 2000, and changes during the years ended on those dates is presented below:

                                                            2001                                2000
         -----------------------------------------------------------------------------------------------------------
                                               NUMBER OF      WEIGHTED AVERAGE      Number Of     Weighted Average
                                                OPTIONS        EXERCISE PRICE        Options       Exercise Price
         -----------------------------------------------------------------------------------------------------------
         Stock options, beginning of year     4,184,000             $0.91           3,280,000           $0.78
         Granted                                655,000             $1.84           1,350,000           $1.22
         Exercised                             (237,666)            $0.89             (76,000)          $0.70
         Cancelled                             (350,000)            $1.60            (370,000)          $0.97
         -----------------------------------------------------------------------------------------------------------
         Stock options, end of year           4,251,334             $0.99           4,184,000           $0.91
         -----------------------------------------------------------------------------------------------------------
         Exercisable, end of year             2,422,999             $0.80           1,359,333           $0.73
         ===========================================================================================================

     The following table summarizes information about the stock options outstanding at December 31, 2001:

                                                   OPTIONS OUTSTANDING AT              OPTIONS EXERCISABLE AT
                                                     DECEMBER 31, 2001                   DECEMBER 31, 2001
         -----------------------------------------------------------------------------------------------------------
                                                             WEIGHTED
                                                              AVERAGE     WEIGHTED                      WEIGHTED
                                                            REMAINING      AVERAGE                       AVERAGE
                                               NUMBER     CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
                                           OF OPTIONS            LIFE        PRICE       OF OPTIONS        PRICE
         -----------------------------------------------------------------------------------------------------------
         RANGE OF EXERCISE PRICES
         $0.65 TO $0.90                      2,240,667            1.69        $0.68        1,863,999        $0.69
         $0.90 TO $1.15                      1,190,667            3.33        $1.13          454,000        $1.11
         OVER $1.15                            820,000            4.33        $1.59          105,000        $1.42
         -----------------------------------------------------------------------------------------------------------
         $0.65 TO $1.81                      4,251,334            2.66        $0.99        2,422,999        $0.80
         ===========================================================================================================

     In addition to the Plan, the Company initiated an employee stock purchase plan in 1999 which is available to all permanent employees. Under the terms of the stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by a local investment firm that purchases shares on behalf of the employees on the open market. The Company's share of contributions is recorded as compensation expense and amounted to $168,808 in 2001 (2000 - $117,446, 1999 - $32,364).

6.   PER SHARE AMOUNTS:

     In computing diluted earnings per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 - 1.2 million, 1999 - 0.7 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings in computing diluted per share amounts.

7.   TAXES:

     Effective January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. As permitted under the new rules, financial statements for all periods prior to January 1, 2000 have not been restated. The cumulative effect of adopting the liability method of tax allocation effective January 1, 2000 was a one time increase to future tax asset and reduction to capital assets of $960,793. The net earnings for the year were reduced by this amount as a result of the change.

     The future income tax liability includes the following temporary differences:

                                                       2001            2000
     --------------------------------------------------------------------------
     Oil and gas properties                  $   14,603,476    $  7,720,517
     Site restoration                              (320,118)       (148,347)
     Share issue costs                             (321,214)       (327,526)
     --------------------------------------------------------------------------
                                             $   13,962,144    $  7,244,644
     ==========================================================================

     The provision for current and future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before income taxes. The difference results from the following:

                                                                       2001              2000             1999
                                                           LIABILITY METHOD  Liability Method  Deferral Method
          -----------------------------------------------------------------------------------------------------
          Earnings before taxes                                $ 14,369,799     $  11,773,371      $ 1,958,060
          Combined federal and provincial tax rate                     43.1%             44.6%            44.6%
          Computed "expected" tax                                 6,193,383         5,250,923          873,295
          Increase (decrease) in taxes resulting from:
               Non-deductible crown charges net of royalty        1,723,709         1,717,243          411,908
               tax credits
               Resource allowance                                (2,905,096)       (2,388,370)        (318,989)
               Non-deductible depletion and depreciation                 --                --           36,795
               Capital taxes and resource surcharges                400,000           196,938           60,000
               Reduction in enacted tax rates                      (259,313)               --               --
               Non-deductible expenses                               40,833            39,382               --
               Other                                                159,484                --               --
               Benefit of prior year losses                              --                --       (1,003,009)
          -----------------------------------------------------------------------------------------------------
          Reported income taxes                                $  5,353,000     $   4,816,116      $    60,000
          =====================================================================================================

8.   CHANGE IN NON-CASH WORKING CAPITAL:

                                                                       2001              2000             1999
          -----------------------------------------------------------------------------------------------------
          Receivables                                          $  1,182,170     $  (3,794,584)     $(2,663,586)
          Notes receivable                                               --                --          299,707
          Accounts payable and accrued liabilities               (2,279,121)        4,704,151        4,948,929
          -----------------------------------------------------------------------------------------------------
                                                                 (1,096,951)          909,567        2,585,050
          =====================================================================================================

          Non-cash working capital - operating                 $    102,288     $  (2,451,265)     $(1,128,236)
          Non-cash working capital - investing                   (1,199,239)        3,039,621        3,443,377
          Non-cash working capital - acquired in
          acquisition                                                    --           321,211          269,909
          -----------------------------------------------------------------------------------------------------
                                                               $ (1,096,951)    $     909,567      $ 2,585,050
          =====================================================================================================

9.   FINANCIAL INSTRUMENTS:

     The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest applied to the long-term debt.

     All of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk.

     Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

     In 2001, oil and gas production revenue was increased by $1.3 million (2000
     - $ nil; 1999 - $ nil) due to commodity and foreign exchange hedging activities. The Company had the following financial hedging positions outstanding at December 31, 2001:

         INSTRUMENT              POSITION HEDGED       PRICING           TERM
         --------------------------------------------------------------------------------------------------
         AECO Natural Gas
           Costless Collars:     2,000 GJ per day      $3.00 - $3.75     November 2001 - March 2002

                                 2,000 GJ per day      $3.10 - $3.65     November 2001 - March 2002

                                 1,000 GJ per day      $3.10 - $4.10     December 2001 - March 2002

                                 1,000 GJ per day      $3.25 - $3.85     January 2001 - March 2002
         --------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts is nominal.

     In December 2000 the Company entered into a crude oil basis swap to fix the differential price (West Texas Intermediate to Bow River, Alberta) on 500 barrels of oil per day at US $8.25 per barrel for fiscal 2001. At December 31, 2000, had the contracts been settled on that date, a gain of $1.7 million would have been realized.

     In addition, the Company entered into a foreign exchange rate swap agreement for the 2001 fiscal year. These contracts total US $500,000 per month at an after discount rate of $1.515 Cdn/US or $0.66 US/Cdn. The estimated fair value at December 31, 2000 approximated contract value.

10. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP"):

     The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission
     (SEC). The significant differences in accounting principles and practices that could effect the reported earnings are as follows:

     o The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. To date, application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

     o The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

     o Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

     o The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

     Reconciliation of the reported earnings as a result of the difference between Canada and the United States accounting principles in accounting for the estimated tax cost of the renunciations for the year ended December 31, 2001, 2000 and 1999 are as follows:

                                                                      2001              2000             1999
         -----------------------------------------------------------------------------------------------------
         Earnings for the period, as reported                 $  9,016,799      $  6,957,255      $ 1,898,060
         Estimated tax cost of the renunciation of tax
              benefits on expenditures                          (1,835,000)         (892,000)        (600,000)
         -----------------------------------------------------------------------------------------------------
         Earnings for the period in accordance with
              United States Accounting Principles             $  7,181,799      $  6,065,255      $ 1,298,060
         =====================================================================================================
         Earnings per share - basic                           $       0.15      $       0.13      $      0.03
                            - diluted                         $       0.15      $       0.12      $      0.03
         =====================================================================================================

11.  SUBSEQUENT EVENTS:

     (a) On September 25, 2002, the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in Southern Alberta, specifically in the Bashaw area (the "Bashaw Acquisition"). The purchase price for the Bashaw Acquisition was $61 million including closing adjustments, financed with borrowings under the company's $95 million credit facility. The deposit paid on September 25, 2002 of $6.1 million is included in other assets on the balance sheet. The purchase closed on October 1, 2002.

     (b) On October 2, 2002 the Company entered into an agreement for a private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant for net proceeds of $27.85 million. Each Special Warrant will entitle the holder to acquire one common share without payment of any additional consideration, subject to adjustment in certain events. The first closing of 6,165,480 Special Warrants was completed on October 4, 2002. The remaining 4,743,610 Special Warrants were issued on November 4, 2002.

     (c) On December 18, 2002, Viking Energy Royalty Trust (the "Trust"), Viking Holdings Inc. ("VHI") and the Company entered into an arrangement agreement pursuant to which the Trust and VHI agreed to acquire the Company other than certain producing properties and undeveloped acreage in Alberta ("Newco Assets") that are to be distributed to a newly formed corporation ("Newco"). Although fully binding, the parties to the agreement have agreed to negotiate in good faith the terms of a more extensive arrangement agreement and other elements of the arrangement on terms customary to a transaction of this nature. Under the terms of the agreement, all of the outstanding shares of the Company will be acquired by the Trust in exchange for consideration of $3.65 per share, payable on the basis of 0.5214 of a trust unit ("Trust Unit") of the Trust (to a maximum of 28,000,000 Trust Units) or $3.65 per share payable in cash (to a maximum cash amount of $66,000,000), subject to pro-rating. In the event all the shareholders elect cash, the consideration payable for each share of the Company will be comprised of $1.00 cash and 0.3786 of a Trust Unit. As part of the arrangement, Newco will acquire the Newco Assets from the Company in exchange for common shares of Newco, which common shares will be distributed to shareholders of the Company. The agreement contains representations of the Trust and the Company and certain conditions to closing. The agreement may be terminated in the event the arrangement is not completed on or before April 30, 2003 or if there has been a misrepresentation, breach of any representation or warranty or non-performance of a covenant contained in the agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate such agreement.